UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
TendedBar LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 1, 2014

Physical address of issuer
505 Stefan CT, Franklin, TN 37064

Website of issuer
tendedbar.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six and one-half percent (6.50%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Series Seed Preferred Units of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Type of security offered
Series Seed Preferred Units

Target number of Securities to be offered
5,000

Price (or method for determining price)
$5.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
December 10, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,405.00	$7,126.00
Cash & Cash Equivalents	$594.00	$6,006.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$19,517.00	$20,885.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$12,011.00
Cost of Goods Sold	$0.00	$12,780.00
Taxes Paid	$0.00	$0.00
Net Income	-$6,015.00	-$9,913.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 6, 2018

FORM C-A

TendedBar LLC



TendedBar LLC (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on October 4, 2018 and subsequently amended on October 29, 2018 and November 13, 2018. This amendement is filed to add a webinar transcript (attached hereto as Exhibit H).

Up to $500,000.00 Series Seed Preferred Units

This Form C-A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by TendedBar LLC, a Delaware limited liability company (the "Company", as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series Seed Preferred Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $25,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.50	$93.50
Aggregate Minimum Offering Amount	$25,000.00	$1,625.00	$23,375.00
Aggregate Maximum Offering Amount	$500,000.00	$32,500.00	$467,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   First Democracy VC will receive two percent (2.0%) of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at tendedbar.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-A is December 6, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial

performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: tendedbar.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This

Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

TendedBar LLC (the "Company" or "TendedBar") is a Delaware limited liability company, formed on August 1, 2014. The Company is currently also conducting business under the name of TendedBar, Tended Bar, and Tended Bar LLC.

The Company is located at 505 Stefan Ct., Franklin, TN 37064.

The Company's website is tendedbar.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We manufacture automated bartending machines that pour cocktails, beer, and wine for high volume venues, hotels, bars, cruise ships, and restaurants. We anticipate generating revenue via a revenue split on all drinks poured through our machines, advertising, and data collection.

The Offering

Minimum amount of Series Seed Preferred Units being offered	5,000
Total Series Seed Preferred Units outstanding after Offering (if minimum amount reached)	5,000
Maximum amount of Series Seed Preferred Units	100,000
Total Series Seed Preferred Units outstanding after Offering (if maximum amount reached)	100,000
Purchase price per Security	$5.00
Minimum investment amount per investor	$100.00
Offering deadline	December 10, 2018
Use of proceeds	See the description of the use of proceeds on page 32 hereof.
Voting Rights	See the description of the voting rights on page 41 hereof.

*The quantity of Series Seed Preferred Units represented is not inclusive of the commission to the intermediary, which will result in an increase in Units issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our Bars are highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize these products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our bars will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the

U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Justin Honeysuckle (Chief Operating Officer) and James Perkins (Chief Executive Officer). The Company has or intends to enter into employment agreements with Justin Honeysuckle, and James Perkins although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Justin Honeysuckle, James Perkins, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on a few major clients for a substantial portion of our net sales.
For example, during fiscal year end 2019, we anticipate that Savor Entertainment/ SMG Worldwide could account for the majority of our net sales. The loss of all or a substantial portion of our sales to SMG could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customer has an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Justin Honeysuckle and James Perkins in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Justin Honeysuckle and James Perkins die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that

could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The craft beer/spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of craft beer/spirits products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a materially adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding alcohol products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products. The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We believe we are an attractive brand for our potential customers because our product is high quality and may generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as stadiums, arenas, hotels, cruise lines, bars, restaurants, etc. where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users and customers/audience ratings for our content.

We anticipate deriving substantial revenue from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, we anticipate advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, could account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

There are general economic risks associated with the restaurant and bar/tavern industry.
Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and

delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

In certain states we are subject to "dram shop" statutes.
Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

▪ alcohol-related safety concerns, including tampering or contamination;

▪ alcohol-related illness incidents;

▪ guest injury;

▪ security breaches of confidential guest or employee information;

▪ employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

▪ government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that

guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to many federal, state and local laws with which compliance is both costly and complex.
The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Our customer's difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.
Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the summer months affecting the second and third quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Because our bar is in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.
Our financial performance is dependent on our bar location in Jacksonville, FL. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. For example, we experienced a temporary restaurant closure due to Hurricane Matthew. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not

effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail

to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Rockwell Automation, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action,

terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of

reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Series Seed Preferred Units will not be freely tradable except pursuant to the terms of the Amended LLC Agreement as defined below and until one year from the initial purchase date. Although the Series Seed Preferred Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Units. Because the Series Seed Preferred Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Units may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 84.1% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's

existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of

its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service
Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We manufacture automated bartending machines that pour cocktails, beer, and wine for high volume venues, hotels, bars, cruise ships, and restaurants. We anticipate generating revenue via a revenue split on all drinks poured through our machines, advertising, and data collection.

Business Plan

TendedBar LLC, is a manufacturer of automated beverage systems; we use automation to serve cocktails, beer, and wine at the touch of a button. The first four years have been focused on research and development. With a contract secured with SMG Savor of Jacksonville, TendedBar is now ready to proceed with full operations.

Currently, the hospitality industry has a service model that we believe has a tendency to fail in terms of safety, security, and speed. TendedBar is designed to correct these problems. There are many opportunities for TendedBar throughout the hospitality industry, including but not limited to high volume sports & entertainment venues, hotels, casinos, cruise ships, restaurants, and bars.

After this Offering, TendedBar intends on servicing high volume venues, beginning with its venues in Jacksonville, Florida through its relationship with SMG Savor. The inefficiencies that come with serving in these high-volume environments are often overlooked due to the large margins. TendedBar intends to maximize the vendors' time with a captive audience, while pouring a drink and maintaining a safe and secure transaction. As stated above, the largest problems that TendedBar aims to fix are safety, security, and efficiency. TendedBar aims to be a much safer alternative to a traditional bartender; all patrons' transactions are monitored on an individual basis, and their identities can be verified by several different fail-safes (including facial recognition and RFID wristbands, etc.) to prevent over serving and serving underage. By incorporating TendedBar, venues can also reduce shrinkage (alcohol lost from overpouring or theft) by removing the human element from each transaction. There will be no more overpours, spillage, or free drinks given away. The last issue that TendedBar aims to solve is inefficiency and delays in service. With TendedBar, an entire transaction (including payment) can be completed in under 15 seconds.

Jay Perkins and Justin Honeysuckle founded TendedBar in 2014. By trade, Jay is an engineer, and Justin is a designer; their mindsets of "make it work" and "make it look good" have complemented each other very well as they have developed TendedBar. The two have put in countless hours to bring this idea to a product and turn that product into a company. We believe that the most profitable revenue streams will not be in the alcohol sales that are earned through our revenue splits but by the data that we collect from every transaction. We believe the collected data will become the backbone of our revenue model. Every transaction that occurs on one of our machines makes the TendedBar database more valuable. By growing our install base, and thus growing our database, we are able to track many metrics. We can capture who is at an event or in a venue, what each individual is drinking and how much, what their spending habits are, and which brands they prefer. By capturing this data, we can build a profile of our users and generate revenue by selling this data to brands and micro-marketing to individuals.

The money that we are looking to raise will be used to fund the manufacturing of a four-screen machine to be installed into Jacksonville Veterans Memorial Arena. We are looking to manufacture and install machines as quickly as possible, so we can start generating revenue and most importantly, build our database.

History of the Business

TendedBar was formed on August 1, 2014. Jay Perkins and Justin Honeysuckle founded TendedBar in 2014. By trade, Jay is an engineer, and Justin is a designer; their mindsets of "make it work" and "make it look good" have complemented each other very well as they have developed TendedBar. The first four years have been focused on research and development. With a contract secured with SMG Savor of Jacksonville, TendedBar is now ready to proceed with full operations

The Company's Products and/or Services

Product / Service	Description	Current Market
High Volume Cocktail Unit	4 Screen System with a beer wall, designed for speed and control	High Volume arenas, stadiums, concert halls, festivals, and amphitheaters

We are constantly researching and developing new varieties of our products, which we think might appeal to our customers. We currently offer a totally customized solution for our product and are hoping to expand our offering to an expandable solution for each venue type by the end of this year.

We reach our customers through partnering with venues, such as Jacksonville Veterans Memorial Arena.

Competition
The Company's primary competitors are Berg Company, Lab2Fab, Inc., Soma Bar, Smart Bar USA, and Draft Serv.

At this point, there aren't many competitors in the market that can accommodate wine, beer, and cocktail pours. This factors into our speed to market strategy. We believe that if we can successfully implement a single machine solution for all forms of alcoholic beverages, we can successfully capture this market. This gives the venue the opportunity to consolidate their efforts and strategies with one company.

Customer Base
We have an agreement with Savor Entertainment/ SMG Worldwide for our first installation after our initial fundraise is fulfilled.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Savor Entertainment/ SMG Worldwide	Venue Management	100.0%

Governmental/Regulatory Approval and Compliance
TendedBar is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change.

Litigation
The Company is not currently subject to litigation.

Other
The Company's principal address is 505 Stefan CT, Franklin, TN 37064.

The Company has the following additional addresses: 1675 South State Street, STE B Dover, DE 19901.

The Company conducts business in Tennessee, Florida and New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	10.00%	$2,500	2.00%	$10,000
General Marketing	0.00%	$0	8.00%	$40,000
Research and Development	3.50%	$875	15.00%	$75,000
Manufacturing	60.00%	$15,000	38.00%	$190,000
Repayment of Debt	0.00%	$0	5.00%	$25,000
General Working Capital	20.00%	$5,000	25.50%	$127,500
Intermediary Fees	6.50%	$1,625	6.50%	$32,500
Total	**100.00%**	**$25,000**	**100.00%**	**$500,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if manufacturing costs rise or there are unforeseen and unexpected expenses.

DIRECTORS, OFFICERS AND EMPLOYEES

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
James Perkins

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President; November 2014 -Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
James has been the Chief Executive Officer of the Company since November 2014. Under this role, James has been responsible for overseeing the day-to-day operations and development of the Company's product. Before acting as the Company's Chief Executive Officer, James was Sales Engineer at Stuart Irby. Under this role, he worked as a sales and engineering resource to third parties, namely, manufacturers and custom machine builders.

Education
James graduated from Purdue University in 2014 with a Bachelor of Science in Electrical and Computer Engineering.

Name
Justin Honeysuckle

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, April 2015 -Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Justin has been the Chief Operating Officer of the Company since April 2015. Under this role, Justin has been responsible for business operations and business development. Before joining the Company, Justin was an Interior Architecture Consultant and Kitchen Expert at Honeysuckle Designs & Consulting. Under this role, he serves as a consultant for builders, remodelers, and individuals seeking custom kitchens.

Education
Justin graduated from Florida State University in 2006 with a Bachelor of Science in Construction Management. Justin continued his education at the Florida State University and achieved his Master of Arts degree in Interior Architecture and Design in 2009.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of

gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:
The Company is currently authorized to issue two classes of units, common units ("***Common Units***") and series seed preferred units ("***Series Seed Preferred Units***"), pursuant to its Second Amended and Restated Limited Liability Company Agreement (the ("***Amended LLC Agreement***"), dated October 16, 2018.

The Company has issued the following outstanding Securities:

Common Units
On November 21, 2014, in reliance on the Section 4(a)(2) exemption from registration under the Securities Act of 1933, as amended (the "***Securities Act***") the Company authorized the issuance of 750,000 Common Units to James Perkins in exchange for the purchase price of $0.00 per unit. Between January 1, 2018 and September 27, 2018, the Company entered into three Equity Award Agreements with Justin Honeysuckle, Nathan Kauffman, and Joseph Kennett pursuant to the Company's Equity Incentive Plan which is under development and not yet approved, and the terms of the related Share Option or Restricted Share Purchase Agreement, which is also under development and not yet approved. In these three transactions, founder and majority member Jay Perkins transferred an aggregate of 462,718.75 Common Units from his holdings at a price of $0.00 per unit for the aggregate proceeds of $0.00.

Additionally, between January 1, 2018 and February 8, 2018, the Company entered into three Advisory Board Consulting Agreements (the "***Consulting Agreement***") with Dante Pennacchhia, Neville Colaco, and Patrick Hale (each, an "***Advisor***" and collectively, "***Advisors***"). Pursuant to the terms of the Consulting Agreements, the Company issued the Advisors an aggregate of 7,518.75 Common Units, in exchange for their advisory services. Upon the execution of each Consulting Agreement, each Advisor was issued a one quarter percent (.25%) membership interest in the Company in the amount of 2,506.25 Common Units (the "***Initial Issuance***"). Conditioned on the continued satisfactory completion of the Advisors' services, each Advisor shall be granted an additional one quarter percent (.25%) membership interest in each of the following three years for a maximum total of one percent (1.0%), following the date of the Initial Issuance.

As of the date of this Form C, there are a total of 900,375.00 of the Company's Common Units issued and outstanding.

Series Seed Preferred Units
On December 9, 2015, pursuant to terms of the Radical Investment Convertible Note (defined below), the Company issued an aggregate of 252,250 of its Series Seed Preferred Units to the note holder, in exchange for the cancellation of the Company's indebtedness to the note holder and all rights, title, and interest under the Radical Investment Convertible Note were canceled, released and extinguished.

On September 21, 2018, the Company entered into Membership Interest Purchase Agreement with Radical Investments LP to repurchase 150,375 of its Series Seed Preferred Units, for an aggregate purchase price of $25,000.00. These units were then reallocated to founder and majority member Jay Perkins as Common Units, as reimbursement for his preliminary aggregate transfer delineated above between January 1, 2018 and September 27, 2018, which allowed the Company the ability to obtain needed assistance to establish a successful business structure. Such reallocation was authorized and agreed to by the Members of the Company to allow founder and majority member Jay Perkins to retaining majority ownership of all interests in the Company with Justin Honeysuckle.

Subsequently, on October 11, 2018, Radical Investments, LP abandoned its remaining equity interest in the Company.

As of the date of this Form C, there are a total of 0 of the Company's Series Seed Preferred Units issued and outstanding.

Convertible Notes
On November 21, 2014, the Company commenced a private placement offering of the Company's secured convertible promissory notes in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Company issued a single secured convertible promissory note to Radical Investments LP, for the aggregate proceeds of $25,000 (the *"**Radical Investment Convertible Note**"*). The proceeds from the Radical Investment Convertible Note were used to build the first prototype of TendedBar.

Outstanding Convertible Notes and Warrants
Between September 6, 2018 and September 27, 2018, the Company conducted a private placement offering of the Company's secured convertible promissory notes bearing interest at eight percent (8%) per annum compounded quarterly with a 24-month term following the execution of each purchaser's Note (the "***First Round Notes***"). The offering was conducted in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The First Round were sold to three (3) purchasers for the aggregate loan proceeds of $30,000.00. The First Round Notes purchasers were granted a security interest in certain Collateral in consideration for their investment. "Collateral" as it relates to the First Round Notes is defined as warrants issued to purchase the Company's membership interests Units in an amount of one percent (1%) of the Company's fully-diluted outstanding membership interests (the "***First Round Warrants***"). The proceeds from the First Security Convertible Notes offering were used by the Company to execute the membership interest buy back from Radical Investments for $25,000.00 and the remainder is still in the TendedBar bank account.

On September 6, 2018, the Company conducted a private placement offering of the Company's secured convertible promissory notes bearing interest at eight percent (8%) per annum compounded quarterly with a 24-month term following the execution of each purchaser's Note (the "***Second Round Notes***"). The offering was conducted in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Second Round Notes were sold to a single (1) purchaser for the aggregate loan proceeds of $5,000.00. The Second Round Notes purchaser was granted a security interest in certain Collateral in consideration for her investment. "Collateral" as it relates to the Second Round Notes is defined as warrants issued to purchase the Company's membership interests Units in an amount of one half percent (0.5%) of the Company's fully-diluted outstanding membership interests (the "***Second Round Warrants***"). The proceeds from the Second Round Notes offering are still in the TendedBar bank account and have not been used.

On September 21, 2018, the Company conducted a private placement offering of the Company's secured convertible promissory notes bearing interest at eight percent (8%) per annum compounded quarterly with a 24-month term following the execution of each purchaser's Note (the "***Third Round Notes***"). The offering was conducted in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Third Round Notes were sold to a single (1) purchaser for the aggregate loan proceeds of $20,000.00. The Third Round Notes purchaser was granted a security interest in certain Collateral in consideration for his investment. "Collateral" as it relates to the Third Round Notes is defined as warrants issued to purchase the Company's membership interests Units in an amount of two percent (2.0%) of the Company's fully-diluted outstanding membership interests (the "***Third Round Warrants***"). The proceeds from the Third Round Notes offering are still in the TendedBar bank account and have not been used.

On September 27, 2018, the Company conducted a private placement offering of the Company's secured convertible promissory notes bearing interest at zero percent (0%) per annum compounded quarterly with a 24-month term following the execution of each purchaser's Note (the "***Fourth Round Notes***"). The offering was conducted in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Fourth Round Notes were sold to a married couple purchaser for the aggregate loan proceeds of $47,440.17. The Fourth Round Notes purchasers were granted a security interest in certain Collateral in consideration for their investment. "Collateral" as it relates to the Fourth Round Notes is defined as warrants issued to purchase the Company's membership interests Units in an amount of 4.73% of the Company's fully-diluted outstanding membership interests (the "***Fourth Round Warrants***"). The proceeds from the Fourth Round Notes offering were used by the Company for research, development and marketing efforts during the inception of TendedBar.

Pursuant to the terms of the First, Second, Third and Fourth Round Notes, the securities will convert in the following scenarios:

a. *Automatic conversion upon expiration of the Term*: The secured convertible promissory notes shall become immediately due and payable, upon expiration of the Term. A "Term" means the 24-months from the date of the execution of each purchaser's secured convertible promissory note.

b. *Voluntary exercise of the note purchaser's Warrant:* Each Note purchaser is entitled to purchase form the Company, upon the option of the Company or termination of the note's Term, certain membership interest. Upon conversion, the strike price shall be $0.99 per unit, with an aggregate exercise price of each secured party's warrants of $10,000, $5,000, $20,000 and $47,440.17, as it relates to the First Round, Second Round, Third Round and Fourth Round, respectively.

The Company has the following debt outstanding:

On January 12, 2017, the Company entered into a line of credit agreement with Capital One Credit Car (the "***Capital One LOC***"). Under the terms of said agreement, the loan includes an interest rate of 17.24% per annum. As of the date of this Form C, the outstanding balance of the Capital One LOC is $11,222.04.

Exempt Offerings
Over the past three years, the Company has not conducted any exempt offerings other than listed and described above.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,501,875

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people. Those people are James Perkins, Justin Honeysuckle, Nathan Kauffman, and Joe Kennett.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
James Perkins	47.77%
Justin Honeysuckle	47.77%

Following the Offering, the Purchasers will own 0.552% of the Company if the Minimum Amount is raised and 2.32% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$6,015.00	-$6,015.00	$0.00

Operations
In 2016, TendedBar generated revenue of $12,011 due to the sale of a prototype machine. In 2017, the company did not generate revenue as it refocused its efforts on research and development prior to re-launching a product designed for high-volume venues.

The Company intends to achieve profitability by pursuing the following objectives: TendedBar plans to innovate, create, and launch our first high volume venue machine over the next 12 months. TendedBar will also begin development of the app that will integrate with our machines over this time.

Upon the successful completion of this Offering, TendedBar plans to immediately proceed into production of the machine designed for the Jacksonville Veterans Memorial Arena.

During the anticipated 4-6 months of production, TendedBar plans to engage with media partners in order to further immerse ourselves into the local market and gain as much market presence as possible.

TendedBar plans to continue its efforts in conjunction with its media partners in an attempt to build a marketplace for media buyers both locally and nationally.

TendedBar plans to build on the relationship with SMG Worldwide and seek out other venues under their management in an effort to grow and expand in the Jacksonville market, as well as, other markets where they have a presence.

We do not generate revenue. We anticipate that our future revenue will be generated from the installation and usage of our first TendedBar machine after this Offering is closed.

The Company does expect to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $6,015.00 and $9,144.00 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $769.00 in negative gross profit, resulting in a net loss of $9,913.00. In 2017, the Company did not generate gross profit, resulting in a net loss of $6,015.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $5,402.00 and $7,720.00 for the years ended December 31, 2017 and 2016, respectively.

Advertising
The Company expenses the cost of sales & marketing as incurred and aggregated $613.00 and $1,424.00 for the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will also have a beneficial effect on our liquidity, which will be used to execute our business strategy.

The Company's monthly burn rate ranges from $200 to $800 per month.

The Company anticipates additional sources of capital in addition to the proceeds from the Offering. We have been working individually with a group of people that intend to be a part of a capital raise in addition to the Offering. The exact amount that each person will be investing has not all been determined at this date.

Capital Expenditures and Other Obligations
The Company does intend to make any material capital expenditures in the future. The Company expects to see an increase in demand for its product, therefore, future manufacturing costs may increase.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 100,000 of Series Seed Preferred Units for up to $500,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 10, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any

subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six and one half percent (6.50% percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Units, Warrants and Other Compensation
The intermediary will receive a number of Securities of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have 1,007,500.00 units of membership interests outstanding.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Series Seed Preferred Units
The Company is offering Series Seed Preferred Units using the terms of the Second Amended and Restated Limited Liability Company Agreement of TendedBar LLC ("Amended LLC Agreement"). The terms of the Series Seed Preferred Units are governed by the Amended LLC Agreement and Delaware law except as specified in the term sheet for this Offering which is attached as Exhibit D to this Form C. Please carefully review the Amended LLC Agreement.

Voting and Other Rights
Holders of Series Seed Preferred Units of the Company will vote together with the holders of Common Units on all matters coming before the Members on an as converted basis, which means that each Series Seed Preferred Unit will initially equate to one vote. As further delineated in Exhibit 4.2 of the Amended LLC Agreement, Holders of Series Seed Preferred Units of the Company shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Units, and shall be entitled, notwithstanding any provision hereof, to notice of any Members' meeting and adjustments upon certain dividends, distributions, reclassifications, exchanges, substitutions, mergers or consolidations. Other rights include that in the event that the Company issues securities in its next equity financing after the date hereof (the "Series A Financing") which (a) have rights, preferences or privileges that are more favorable than the terms of the Series Seed Preferred Units, such as price based anti-dilution protection, or (b) provides all such future

investors other contractual terms, the Company shall provide substantially equivalent rights to the holders of Series Seed Preferred Units with respect to the Series Seed Preferred Units (with appropriate adjustment for economic terms or other contractual rights), subject to such Member's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Series A Financing (such documents referred to herein as the "Next Financing Documents"). Holders of Series Seed Preferred Units shall be designated "Major Investors" for all purposes in the Next Financing Documents to the extent such concept exists.

Proxy Granted to Democracy VC Partners LLC
Each Purchaser will appoint Democracy VC Partners LLC as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the Series Seed Preferred Units of the Company. This means that you will have no right to vote any of your units until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and Democracy VC Partners LLC.

Liquidation Preference
If the Company is liquidated (including a sale of the Company that is deemed a liquidation), after payment of the Company's liabilities, and sale of any remaining assets after such payment, each holder of Series Seed Preferred Units will receive an undivided interest in such property equal to the portions of the proceeds to which the holder would be entitled pursuant to Article X of the Amended LLC Agreement which is subject to fair market value and liabilities. A merger, reorganization or similar transaction will be treated as a liquidation. Holders of Series Seed Preferred Units will have the opportunity to convert to common units immediately prior to a liquidation if they choose to do so.

Conversion
Each Series Seed Preferred Unit is convertible into one common unit (subject to proportional adjustments for Unit splits, certain dividends and distributions and the like) at any time at the option of the holder as further delineated in Exhibit 4.2(B)(2) of the Amended LLC Agreement.

Documentation
Documents governing the Series Seed Preferred Unit will be identical to the Amended LLC Agreement plus amendment language binding the Units, except for the modifications set forth in this Term Sheet that is attached as Exhibit D to this Form C.

Financial Information
Purchasers who have invested at least $50,000 will be considered Major Purchasers and will receive standard information and inspection rights.

Future Rights
The Series Seed Preferred unitholders will be given the same rights as the next series of Preferred Units (with appropriate adjustments for economic terms) upon the consummation of the next Preferred Unit financing of the Company.

Participation Rights
Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of membership interests.

Other Rights
All outstanding units are, and all units sold in the Offering will be, when sold, validly issued, fully paid and nonassessable.

Voting and Control
The Securities have the following voting rights: Holders of Series Seed Preferred Units of the Company will vote together with the holders of Common Units on all matters coming before the Members on an as converted basis, which means that each Series Seed Preferred Unit will initially equate to one vote.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Holders of Common Units and Series Seed Preferred Units; provided, however, that the Proxy Holder is the only person that has the right to vote the Series Seed Preferred Unit.
Appointment of the Officers of the Company	The Board of Directors of the Company

Please see 'Other Classes of Securities' below for a description of the Amended LLC Agreement, which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold. A further and detailed review of the Amended LLC Agreement is highly recommended and encouraged for a complete understanding of the rights and obligations of the Securities.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
As further delineated in Article IX of the Amended LLC Agreement, the Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued nor without consent of the Manager, which shall not be unreasonable withheld, unless such securities were first offered: 1) to the Company, 2) the Investors after refusal by the Company; 3) as part of an offering registered with the SEC; 4) a third party after refusal by the Company and Investors; or 5) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Classes of Securities of the Company
On October 16, 2018, the Company amended its limited liability company agreement (the "***Amended LLC Agreement***"), which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold.

The Company's management is controlled by a board of managers. Currently, James Perkins has been appointed to serve as the Company's sole Manager. Managers shall be appointed from

time-to-time by the affirmative vote of Members holding a majority of the outstanding membership interests. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Manager, and the Manager shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

The following description summarizes important terms of the existing securities of the Company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the Members may be found in Amended LLC Agreement, as well as Delaware General Corporate Law.

Common Units

Voting Rights
Each Member shall be entitled to one vote per Unit on all matters upon which the Members have the right to vote under the Amended LLC Agreement, except as otherwise provided by the Amended LLC Agreement or as otherwise required by the Delaware General Corporate Law or applicable law. Matters specifically enumerated in the Amended LLC Agreement for Unit holder vote include but are not limited to the Company's board composition, elections and removals.

Rights to Distributions
All distributions of available cash or other property (except upon the Company's dissolution) shall be me to the Members at the times and in the amounts as determine by the Manager in its sole discretions. All distributions shall be made to the Members, pro rata, in accordance with their percentage of membership interest held relative to other Members, provided that restricted units shall be entitled to distributions only after they have fully vested.

The company has never declared or paid cash distributions on its Units issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Right to Receive Liquidation Distributions
Pursuant to Article X of the Amended LLC Agreement, in the event of the Company's liquidation or dissolution, the Members will be entitled to share in the net assets legally available for distribution to Members after the payment of all of the Company's debts and other liabilities, establishment of reserves and subject the Company Amended LLC Agreement. Liquidation distributions shall be made in the same manner and order of priority described under "Rights to Distributions" above.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Units.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge the Company has not engaged in any related party transactions.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/James Perkins
(Signature)

James Perkins
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/James Perkins
(Signature)

James Perkins
(Name)

Chief Executive Officer
(Title)

December 6, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Justin Honeysuckle
(Signature)

Justin Honeysuckle
(Name)

Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Justin Honeysuckle
(Signature)

Justin Honeysuckle
(Name)

Chief Operating Officer
(Title)

December 6, 2018
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Series Seed Offering Term Sheet
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Amended Operating Agreement

EXHIBIT A
Financial Statements

TENDEDBAR, LLC

REVIEWED FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2017 AND 2016

TENDEDBAR, LLC

TABLE OF CONTENTS

December 31, 2017 and 2016

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
TendedBar, LLC
Jacksonville, Florida

I have reviewed the accompanying financial statements of TendedBar, LLC. a Delaware limited liability company, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Brandon A. Maresma
Certified Public Accountant
Jacksonville Beach, Florida
November 8, 2018

TENDEDBAR, LLC
Balance Sheets
December 31, 2017 and 2016

Assets		December 31, 2017		December 31, 2016
Current Assets:				
Cash and cash equivalents	$	594	$	6,006
Loan to members		1,811		1,120
Total Current Assets		2,405		7,126
Total Assets	$	2,405	$	7,126
Liabilities and Member's Equity				
Current Liabilities:				
Accounts Payable	$	11,899	$	12,499
Credit card		7,618		8,386
Total Current Liabilities		19,517		20,885
Member's Equity				
Member's equity, beginning		(13,759)		(4,203)
Member's (distributions) / Contributions		2,662		357
Net Income		(6,015)		(9,913)
Total Member's Equity		(17,112)		(13,759)
Total Liabilities and Member's Equity	$	2,405	$	7,126

See accompanying notes and accountant's report

```
                          TENDEDBAR, LLC
                        Statements of Income
             For the Year Ended December 31, 2017 and 2016
```

	December 31, 2017	December 31, 2016
Revenues:		
Sales less refunds	$ –	$ 12,011
Total Revenues	–	12,011
Cost of Goods Sold	–	12,780
Gross Profit		(769)
Expenses		
Advertising and promotion	613	1,424
Bank service charges	209	161
Computer & internet	15	15
Dues & subscriptions	250	–
Interest expense	1,078	655
Meals & entertainment	94	581
Office	–	188
Outside services	–	68
Professional fees	2,050	2,700
Repairs & maintenance	43	–
Shipping & delivery	–	107
Software & subscriptions	690	1,235
Supplies	638	–
Travel	335	2,010
Total Expenses	6,015	9,144
Net Income (Loss)	$ (6,015)	$ (9,913)

See accompanying notes and accountant's report

TENDEDBAR, LLC
Statement of Cash Flows
Years Ended December 31, 2017 and 2016

	December 31, 2017	December 31, 2016
Cash flows from operating activities:		
Net income	$ (6,015)	$ (9,913)
Adjustments to reconcile net income to net cash provided:		
Loan to member	(691)	(1,120)
Accounts payable	(600)	0
Credit cards	(768)	8,386
Total adjustments to net income	(2,059)	7,266
Net cash provided by operating activities	(8,074)	(2,647)
Cash flows from financing activities:		
Contributions by member	2,662	357
Net increase in cash and cash equivalents	(5,412)	(2,290)
Cash and cash equivalents, at beginning of year	6,006	8,296
Cash and cash equivalents, at end of year	$ 594	$ 6,006
Supplementary disclosure of cash flow information:		
Cash paid during the year for:		
Interest	1,078	655

See accompanying notes and accountant's report

[4]

TENDEDBAR, LLC

Notes to the Financial Statements

December 31, 2017 and 2016

(1) Summary of Significant Accounting Policies

The accompanying notes and summary of significant accounting policies are an integral part of the financial statements.

a) Business Operations

Tendedbar, LLC was formed by Jay Perkins on July 31, 2014 as a Delaware, LLC. The intent of the entity is to manufacture automated bartenders to increase the efficiency and speed of service at bars and high-volume venues. On December 9, 2014 Radical Investments invested $25,000 in the Company for 25% of its equity share to build a prototype.

b) Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

c) Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d) Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments. The carrying value of short and long-term debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

TENDEDBAR, LLC

Notes to the Financial Statements

December 31, 2017 and 2016

(2) Contracts

In July 2018, the Company entered into a non-recourse contract with SAVOR, a division of international public facility manager SMG World, to install a 4-Screen TendedBar machine with a beer wall in Jacksonville Veterans Memorial Arena located in Jacksonville, Florida. The contract is structured so TendedBar will receive 20% of gross sales on the machine for a period of one year, that automatically renews every year until either party decides to opt out. The Company will also retain advertising and data rights to the machine.

(3) Subsequent Events

The Company has undergone several changes to its capitalization structure. On January 1, 2018, Justin Honeysuckle received 430,137.5 shares in exchange for his services and position in the Company. Dante Pennacchia (1/1/2018), Patrick Hale (2/2/218), and Neville Colaco (2/8/2018) each received 2,506.25 shares upon execution of their advisory agreements. TendedBar signed a convertible note to Patrick Hale for $20,000.00 for 2% (9/21/2018), Dante Pennacchia $10,000.00 for 1% (9/27/2018), Mirya Mason $10,000.00 for 1% (9/6/2018), Brooks Whalen $10,000.00 for 1% (9/11/2018), Debra Cline $5,000.00 for .5% (9/6/2018), and Matthew and Wendy Perkins (this money was funded to the Company over the first 4 years of conception) $47,440.17 for 4.73% (9/27/2018). On September 5, 2018 Joe Kennett received 25,062.5 shares for his role of in-house counsel and his continued efforts with the Company moving forward. On September 27, 2018 Nathan Kauffman received 7,518.75 shares for his role as the VP of marketing and for his continued efforts in the Company moving forward. On September 21, 2018, TendedBar purchased back 150,375 shares from Radical Investments for $25,000, and on October 11, 2018, Radical Investments abandoned their remaining 102,125 shares in the Company so that it may utilized crowdfunding to raise additional capital through the First Democracy VC platform.

Through the First Democracy VC platform, the Company is engaging in a fundraising effort, and has raised $107,000 as of the date of these financial statements. This fundraise is based on a $5 per share valuation at $4.5 million. A total of $500,000 is being sought in exchange for 10% equity in the Company.

EXHIBIT B
Company Summary



Company: TendedBar LLC

Market: Alcoholic beverages

Product: Automated bartending machine for low-to high-volume services

Company Highlights

- Signed contract with SAVOR, to install a 4-screen machine with a beer wall at Jacksonville Veterans Memorial Arena in Jacksonville, Florida
- Designed to mix and pour a cocktail in as little as 3 seconds
- Can be customized with up to 18 cocktail ingredients with the ability to create thousands of possible drink combinations
- Designed to pour drinks in precise quantities to reduce shrinkage

COMPANY SUMMARY

Opportunity



Founded in 2014, TendedBar is developing an automated bartending machine designed for high-volume venues and service bar applications. The concept was first thought of as a senior design project by Jay Perkins while enrolled at Purdue University. TendedBar aims to solve common problems within the bar and restaurant industry, such as long wait times and shrinkage. Machines can be tailored to work both as a back-of-the-house unit and as an autonomous customer-facing unit.

On average, bars lose around 20% of their alcohol inventory due to shrinkage (inventory that is wasted due to spills, giveaways, over-pouring, and theft).[i] This can have a significant impact on finances, with the average bar estimated to lose around 25% of their bottom line because of these issues.[ii] Large venues are also plagued with problems facing alcohol sales. A 2016 survey conducted by Oracle and Turnkey Intelligence showed that 45% of consumers have abandoned concession lines because the wait was too long. In addition, 43% of consumers claim they are likely to spend more money when wait times are cut in half. [iii]

TendedBar machines are capable of dispensing multiple alcoholic beverages simultaneously in precise quantities to prevent over-pouring. The system can measure inventory quantities based on weight and send alerts to supervisors if the amount logged does not match the weight of the liquid. This is an important feature when 75% of all inventory shrinkage is estimated to be the result of theft—mostly from employees—according to the National Restaurant Association.[iv]

Product

A TendedBar machine can produce more than 1,000 possible drink combinations including various cocktails, beers, and wine. It is also designed to pour drinks in as little as 3 seconds. Units can hold up to 5 gallons of each liquor, 5 gallons of each mixer, 15.5 gallons of each beer, and 5 gallons of each wine. A touch screen is built into the unit, allowing customers and bartenders to view a variety of drinks and customize their selection. Users can scroll through and select from a list of alcohol options and mixers on the touch screen to create their own unique drink. The machine then aims to pour the beverage into the users' cup with a near-exact amount of alcohol each time.





When used as a back-of-the-house unit, bartenders/servers can utilize the speed and convenience of the machine in order to more efficiently serve their customers. The TendedBar machine can be linked with a bar/restaurant's point of sale system (POS) to maintain a single transaction on the back-end reporting.

TendedBar machines can be synced with radio frequency identification (RFID) enabled wristbands. For self-service bar units, these bands can be linked with a customer's bar tab or sold in a prepaid format, allowing customers to purchase drinks through TendedBar by scanning their wristband.

TendedBar also offers an integrated reporting and analytics feature. Its system monitors every transaction and can capture information such as:

- The number of drinks poured
- The type of drink poured
- The ingredient poured
- Amount of each ingredient remaining
- The ID # of purchaser (if using wristbands)
- Timestamp of each transaction

Specific event statistics include:

- Popularity of each drink and types of alcohol
- Peak serving times
- Overall sales
- Number of drinks per patron
- A planned future app integration would also allow for user data to be tied to each patron

Additionally, TendedBar retains advertising rights on the machine's hardscape and digital platform. Companies can pay to have the machines designed with promotional items or pay to be featured on the digital platform where customers order drinks.

Applications

TendedBar machines are designed to cater to venues with high volumes of patrons such as stadiums and arenas. Visitors start by linking their TendedBar wristband to their preferred method of payment (open tab/prepay) at the Point of Sale (POS) terminal. They can then order from any TendedBar machine in the venue just by tapping their wristband on the machine. Mobile vending units or permanent locations can be installed throughout the venue. Machines also come in larger two-screen and four-screen size units that can pour multiple drinks simultaneously.



TendedBar machines can be used in several different applications in bars and restaurants. They can be setup as autonomous self-serving units, or in back-of-the-house applications to assist servers.

Each machine can also replace mini bars in hotel rooms and can be programmed to be controlled with a user's room key. In addition to providing easier, instant monitoring this also provides customers with more customizable options than a traditional mini bar.



Use of Proceeds and Product Roadmap

TendedBar anticipates using a majority of the funds from this raise to help streamline manufacturing, incorporate new features into the machines, and implement the machines into venues. Most of the remaining funds are expected to be used for marketing and general working capital. The company has discretion to alter the use of proceeds mentioned based upon variances in manufacturing costs or any unforeseen expenses.

Following a successful implementation of the TendedBar unit at Jacksonville Veterans Memorial Arena, TendedBar intends to expand its service to other high-volume venues in Jacksonville, Florida in collaboration with SAVOR.



Business Model

TendedBar is currently focused on supplying machines to customers and then splitting a percentage of sales from each drink sold. Their current contract with SMG is structured so TendedBar receives 20% of gross sales and retains advertising/ data rights to the machines. The company also plans to sell individual back-of-the-house machines to customers. In the future, TendedBar anticipates generating additional revenue by selling advertising rights on their unit's touch screen platform and by offering data collected on purchases to vendors and suppliers.

In July 2018, TendedBar signed a contract with SAVOR—a division of international public facility manager SMG World—to install a 4-Screen TendedBar machine with a beer wall in Jacksonville Veterans Memorial Arena in Jacksonville, Florida. The contract is structured so TendedBar will receive 20% of gross sales on the machine for a period of one year, that automatically renews every year until either party decides to opt out. TendedBar will also retain advertising and data rights to the machine. SMG currently manages seven different venues in Jacksonville, Florida, including the following:

- TIAA Bank Field (home of the Jacksonville Jaguars)
- Veterans Memorial Arena
- Baseball Grounds of Jacksonville
- Times-Union Center for the Performing Arts
- Prime F. Osborn III Convention Center
- Ritz Theatre and Museum
- Daily's Place Amphitheater

Globally, SMG manages 243 facilities across eight countries that are visited by 65 million guests annually.[v]

HISTORICAL FINANCIALS

Since inception, TendedBar has generated $12,011 in revenue. Revenue was primarily from the sale of a machine to a potential independent sales representative in 2016.

Year-to-date through June 2018, TendedBar has incurred $2,300 in total expenses. Interest, followed by legal and professional fees, were the largest expenses. In 2017, TendedBar incurred $6,015 in total expenses, a 73% decrease compared to 2016. Interest, professional fees, and software and subscription fees were the largest expenses in 2017. In 2016, TendedBar incurred $21,924 in total expenses. Expenses peaked in June 2016 due to costs associated with the sale of a TendedBar unit to a pilot customer.



Confidential Executive Summary

Year-to-date through June 2018, TendedBar has generated a net loss of $2,200. In 2017, TendedBar generated a net loss of $6,015. In 2016, TendedBar generated a net loss of $9,913.



According to a report by IBIS World, the bar and nightclub industry generated $26 billion in 2017 revenue and grew at an annual growth rate of 2.1% over the previous five years. The market size and recent changes in consumer trends has resulted in new players entering the industry. Incumbents have responded by attempting to diversify with new concepts such as wine bars, cocktail lounges, and brewpubs to attract new demographics. The industry is highly fragmented with more than 65,000 different businesses. In its report, IBIS World noted several factors that may be key to future success in the industry, including:

1. Building a loyal customer base
2. Adopting new technology, and
3. Being able to control inventory[vi]

Food and beverage sales are a significant source of revenue for stadiums. To grow those revenue streams, many stadiums have begun offering higher-quality concession items, in addition to upgrading equipment to make services more efficient.[vii] As more offerings become available to visitors, venues also need to deal with greater staffing demands. However, it is often difficult to hire experienced staff to manage concession services given the short-term nature of various sporting seasons.[viii]

Surveys have shown that sales from concessions are one of the most influential factors on a fan's experience. A 2016 survey released by Oracle Hospitality showed that 45% of sports fans have abandoned concession lines at least once in the last year because of long wait times. On average, U.S. fans said they would spend an additional $20 on concessions if wait times were cut in half, representing a 42% increase in the typical amount spent per

person per game. According to the study, the average concession wait time in the U.S. is 30 minutes and the average amount spent on concessions per person per game was $47.[ix]



% OF FANS WHO DID NOT BUY FOOD OR BEVERAGE IN LAST 12 MONTHS DUE TO NOT WANTING TO MISS GAME

Australia	Brazil	China	France	Germany	Japan	UK	US
34.35%	49.29%	43.56%	23.88%	37.37%	30.85%	29.63%	44.14%

Source: *The Fan Experience: Changing the Game with Food and Beverage*, Oracle Hospitality Sports and Entertainment, published in partnership with Turnkey Intelligence, July 2016

COMPETITORS

Berg Company: Based in Wisconsin, Berg manufactures beverage and liquor control systems for the hospitality industry. Berg offers seven different dispensing control systems with varying levels of features that track pouring, regulate portion sizes, and have built-in pricing. Units are not customer-facing and are integrated with a company's existing bar serving system rather than functioning as a stand-alone unit. Berg offers units that can pour beer, wine, liquor, cocktails, and soda.[x]

DraftServ: Started in 2007, DraftServ provides dispensing machines and an interactive software platform that provides real-time insight into beverage dispensing and sales information. DraftServ offers three different types of dispensing machines; mobile wall, fixed wall, and soft drink units. The mobile wall and fixed wall units can serve beer, wine, and cocktails, and the soft drink unit serves soda. Each machine is compatible with QR codes and RFID cards, enabling customers to swipe their unique identifier to purchase a drink without employee assistance. The interactive software platform can also be purchased separately as a stand-alone item and integrates with a bar's current dispensing system. The integrated platform can be connected to employee systems to offer businesses live updates on what is being sold, the quantity on-hand, and specific sales information.

Lab2Fab, Inc.: Founded in 2011 and acquired by The Middleby Corporation (NASDAQ: MIDD) in 2017[xi], Lab2Fab (L2F) delivers solutions to companies through robotics, artificial intelligence, and machine learning. In the bar and restaurant industry, L2F provides a cloud-based artificial intelligence (AI) and machine learning platform that links to a liquor pouring attachment called Skyflo. Skyflo aims to provide a precise pour every time to reduce liquor loss. The pouring attachment is linked to the Skyflo platform where data is analyzed and can be viewed in real-time. The AI and machine learning technology can help determine monthly usage rates by liquor, track profits and liquor loss, and forecast inventory needs.

Smart Bar: Founded in 2012, Smart Bar offers patented, touchscreen bar and automated cocktail dispenser machines. Smart Bar offers two both a portable and modular dispensing unit. Each unit can hold up to 16 bottles of liquor, contains an isolated ice bin to keep ice cold for 24 hours, [xii] and has a card reader that can work with hotel room keys and employee cards to track pours.[xiii] Customers can choose from up to 600 different drinks on

Confidential Executive Summary

the dispenser's touchscreen.[xiv] The unit's software can be programmed to pour up to a specific number of drinks or up to a pre-determined dollar amount, at which point the machine will shut down.

Somabar: Founded in 2014, Somabar is a wifi-enabled self-pouring bartending machine designed to autonomously serve cocktails. The machines are controlled through a mobile app which allows users to customize menu options and input drink orders. Each machine can hold up to seven Somapod™ containers, where cocktail ingredients and liquors are stored. The ingredients are mixed together as the drink is being poured; the machine has an automated self-cleaning process after each serving.[xv] In 2014, Somabar raised $313,000 through a Kickstarter campaign.[xvi]

EXECUTIVE TEAM



Jay Perkins, Founder, President, and CEO: Jay founded TendedBar in 2014 while still enrolled at Purdue University. Since graduating from Purdue with a degree in Electrical and Computer Engineering Technology, Jay has worked as President and CEO of TendedBar. Recently, he also began working as a sales engineer for Irby Electrical Distribution, based in Nashville. Jay has previous experience working as a sales engineer for companies such as Rockwell Automation, Ingersroll Rand, and EESCO.



Justin Honeysuckle, Co-founder, COO, and Vice President: Justin co-founded TendedBar in 2014 after several years of working in interior design. He graduated from Florida State University with a bachelor's degree in Housing and a has a master's degree in Interior Architecture/Design. In addition to currently serving as COO and VP of TendedBar, Justin also serves as Director of Construction at LYNK Capital. Justin has also run his own consulting and design firm in Jacksonville, Florida for the past five years.

INVESTMENT TERMS

Security Type: Preferred Units
Round Size: Min: $25,000 Max: $500,000
Price per Unit: $5.00
Pre-Money Valuation: $4,501,875
Liquidation Preference: 1x
Conversion Provisions: Convertible into one unit of Common (subject to proportional adjustments for unit splits) at any time at the option of the holder.

PRESS

Democrat & Chronicle: Bartending by touch pad: coming to a bar near you?
RFIDeas: An Entrepreneurial Attitude
Void: TendedBar – Your Automatic Bartender
IndyStar: Recess opens doors for young entrepreneurs

[i] Sales Tax Audit Brief, Bevinco Bar Services, 2014

[ii] http://blog.sculpturehospitality.com/blog/bar-management-ordering-tips-to-decrease-shrinkage

[iii] The Fan Experience: Changing the Game with Food and Beverage, Oracle Hospitality Sports and Entertainment, published in partnership with Turnkey Intelligence, July 2016

[iv] https://www.restaurantowner.com/public/Profit-Tip-75-Percent-of-All-Inventory-Shrinkage-Happens-as-a-Result-of-Theft.cfm

[v] http://www.smgworld.com/

[vi] https://www.ibisworld.com/industry-trends/market-research-reports/accommodation-food-services/bars-nightclubs.html

[vii] http://www.fesmag.com/departments/segment-spotlight/14174-sporting-the-latest-trends

[viii] https://www.headwaywfs.com/2017/06/13/evolving-trends-concessionary-staffing/

[ix] The Fan Experience: Changing the Game with Food and Beverage, Oracle Hospitality Sports and Entertainment, published in partnership with Turnkey Intelligence, July 2016

[x] http://www.bergliquorcontrols.com/beverages/

[xi] https://www.linkedin.com/company/l2f-inc-/

[xii] http://smartbarusa.com/portable-smartender

[xiii] http://smartbarusa.com/modular-smartender

[xiv] http://smartbarusa.com/

[xv] https://somabar.com/

[xvi] https://www.kickstarter.com/projects/somabar/somabar-automated-craft-cocktail-appliance

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

TendedBar LLC
505 Stefan CT.
Franklin, TN 37064

Ladies and Gentlemen:

The undersigned understands that TendedBar LLC., a limited liability company organized under the laws of Delaware (the "Company"), is offering up to $500,000 in Preferred Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 4, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on December 3, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental

information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	505 Stefan CT. Franklin, TN 37064 Attention: Jay Perkins
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

TendedBar LLC
By_____ Name: Title:

EXHIBIT D
Series Seed Offering Term Sheet

TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED UNITS OF TENDEDBAR, LLC.
November 13th, 2018

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Unit financing of TendedBar, LLC., a Delaware Limited Liability Company (the "*Company*"). Except for the section entitled "Binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Units of Series Seed Preferred Interests of the Company (the "*Series Seed*").
Aggregate Proceeds:	$500,000.00 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "*Purchasers*").
Price Per Unit:	Price per Units (the "*Original Issue Price*"), based on a pre-money valuation of $4,501,875
Liquidation Preference:	If the Company is liquidated (including a sale of the Company that is deemed a liquidation), after payment of the Company's liabilities, and sale of any remaining assets after such payment, each holder of Series Seed Preferred Units will receive an undivided interest in such property equal to the portions of the proceeds to which the holder would be entitled pursuant to Article X of the Amended LLC Agreement which is subject to fair market value and liabilities. A merger, reorganization or similar transaction will be treated as a liquidation. Holders of Series Seed Preferred Units will have the opportunity to convert to common units immediately prior to a liquidation if they choose to do so.
Conversion:	Each Series Seed Preferred Unit is convertible into one common unit (subject to proportional adjustments for Unit splits, certain dividends and distributions and the like) at any time at the option of the holder as further delineated in Exhibit 4.2(B)(2) of the Amended LLC Agreement.
Voting Rights:	Holders of Series Seed Preferred Units of the Company will vote together with the holders of Common Units on all matters coming before the shareholders on an as converted basis, which means that each Series Seed Preferred Unit will initially equate to one vote. As further delineated in Exhibit 4.2 of the Amended LLC Agreement, Holders of Series Seed Preferred Units of the Company shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Units, and shall be entitled, notwithstanding any provision hereof, to notice of any Members' meeting and adjustments upon certain dividends, distributions, reclassifications, exchanges, substitutions, mergers or consolidations.
Documentation:	Documents governing the Series Seed Preferred Unit will be identical to the Amended LLC Agreement plus amendment language binding the Units, except for the modifications set forth in this Term Sheet that is attached as Exhibit D to this Form C.

Financial Information:	The Series Seed will receive standard information and inspection rights pursuant to Delaware state law.
Participation Right:	In the event that the Company issues securities in its next equity financing after the date hereof (the "Series A Financing") which (a) have rights, preferences or privileges that are more favaorable than the terms of the Series Seed Preffered Units, such as price based anti-dilution protection, or (b) provides all such future investors other contractual terms, the Company shall provide substantially equivalent rights to the holders of Series Seed Preferred Units with respect to the Series Seed Preferred Units (with appropriate adjustment for economic terms or other contractual rights), subject to such Member's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Series A Financing (such documents referred to herein as the "Next Financing Documents").
Future Rights:	Holders of Series Seed Preferred Units shall be designated "Major Investors" for all purposes in the Next Financing Documents to the extent such concept exists.
Proxy Voting:	The purchaser appoints Democracy VC Partners LLC as the sole and exclusive attorney and proxy of Unitholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Unitholder is entitled to do so) with respect to all Series Seed Preferred Units of the Company.
Binding Terms:	For a period of thirty days, the Company shall not solicit offers from other parties for any financing. Without the consent of Purchasers, the Company shall not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.

COMPANY: TENDEDBAR LLC   PURCHASERS:

_____   _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

EXHIBIT E
Pitch Deck



TENDEDBAR

TENDED
BAR



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



Story

Created in 2014 by Jay Perkins, TendedBar is an automated alcoholic beverage dispensing system. Jay designed the machine as part of a school project while enrolled at Purdue University. TendedBar launched the demo trailer in 2015. Since then, the focus has narrowed to first serving stadiums, arenas, convention centers, and other high-volume event spaces, aiming to help them reduce or eliminate payroll costs, theft, and waste.

TendedBar is an automated alcoholic beverage dispensing system

The Problem

- **Long lines** may discourage customers from buying drinks

- Up to **20%** of inventory can be **lost due to shrink**

- Consumers may feel **obligated to tip**, increasing the total cost of drinks

- Large crowds can make it difficult to monitor responsible consumption

- Venues lack a method to collect valuable consumer data

- Current Advertising platform is very broad

iSales Tax Audit Brief, Bevinco Bar Services, 2014

TENDED
BAR



THE TENDEDBAR

Benefits

- Drinks can be poured in as little as **3 seconds**

- **Responsible Drinking tracker on every band in use**

- Potential reduction in **Labor Cost,** Shrink, and Theft

- **Real-Time monitoring** of sales data; Who, When, Where, What and How many are served to each consumer.

- **Advertising Potential** with App, On Screen, Machine, and Wristbands



Current Project

JACKSONVILLE
VETERANS MEMORIAL
ARENA



TendedBar Unit -

4 Screen Station

w/ Beer Wall

114+ Events on schedule

20% of Gross Revenue from every drink sold by TendedBar



TENDED
BAR



- Signed contract with SMG Food & Beverage to install a unit at Jacksonville Veterans Memorial Arena
- Capacity - 15,000
- Location - Downtown Jacksonville Florida
- Home Venue for the Jacksonville Sharks, Jacksonville Giants, Jacksonville Iceman



TENDED
BAR

THE TENDEDBAR

Advertising Revenue

Potential for touch screen ads that can communicate targeted location-specific messages.

Potential opportunities Include:

- **On-screen video or static ads**
- **Sponsor-wrapped kiosks**
- **Sponsored messages based on users' drink preferences**
- **Wrist-band advertising**


BREWERY
LIQUOR
STORE

TENDED BAR

Data Revenue

TendedBar could collect, manage, and sell data profiles that can be a valuable resource.

Through touch screen ads that not only communicate targeted location specific messages, but also gather user-data and interaction.

Two sources of data:

- Point Of Sales (POS) data

- Digital Advertising & Aggregate data

TENDED BAR





THE TENDEDBAR

CASE STUDIES

Superfest

EverBank Field - Jacksonville, FL
Weekend country music festival featuring headliners such as: Kenny Chesney, Zac Brown Band, and Keith Urban.

- 689 Drinks Sold
- Peak Serving Time: 19 Double Cocktails in 3:56
- Most Popular:
  - Drink - Vodka Cranberry
  - Liquor - Whiskey


FLORIDA COUNTRY SUPERFEST

TENDED BAR

THE TENDEDBAR

CASE STUDIES

Corporate Event

Franklin, TN

- 230 Drinks Served
- Peak Serving Time:
    - 27 Cocktails in 8:43



Private Party

Nashville, TN

- 226 Drinks Served
- Peak Serving Time:
    - 14 Cocktails in 4:12



Private Wedding

Murfreesboro, TN

- 170 Drinks Served
- Peak Serving Time:
    - 23 Cocktails in 5 Min.





TENDED
BAR

TENDED BAR

Team



Justin Honeysuckle
COO

Experience in the hospitality industry and an MS in Interior Architecture & Design from Florida State University.



Jay Perkins
CEO

A Purdue University Engineer turned Entrepreneur with a focus on bringing automation in every pour.



TENDED
BAR

Advisory Team



Dante Pennacchia - Business & Operations

Dante has 25 years experience in sales and marketing. He has worked with large, small, and start-up businesses in the Consumer Products, Medical Devices, and Geographic Information industries.



Matt Gutermuth - Business & Sales

Matt has nearly 30 years of sales, marketing, and merchandising experience in Food and Beverage. Previous roles include: President and CEO Safeway.com, CMO Winn-Dixie, and Corporate Officer / VP for Sysco.



Neville Colaco - Data & Marketing

Neville has experience in strategizing, presenting, and closing cross-platform data-driven mobile solutions for customers.



Joe Kennett - Legal

Joe Kennett concentrates his legal practice on resolving the day-to-day concerns and issues that small to medium-sized businesses face dealing with customers, employees, partners, and other businesses.



Nathan Kauffman- Digital Marketing

Nathan runs two digital marketing firms out of New York, Remarkable Digital and Surgical Marketing Group. He is the lead directive of Tendedbar's marketing direction and advertising sales.



Patrick Hale - Information Technology

Patrick has over 20 years of technology sales and marketing experience across a wide spectrum of enterprise software and hardware sectors.



EXHIBIT F
Video Transcript

Indiegogo Video Outline

SCRIPT Final Cut
7.14.18

Start with Quick action video of bar in use with speed (5-10 sec)
-TendedBar Logo
VOICE OVER-"TendedBar
****
Stadium and other high volume venue graphics. Include: crowded spaces, long lines, angry customers

Erase white board
****Draw****
Large sports venue make it obvious football field or baseball diamond simplistic with lots of small moving dots representing large crowd…….enlarge everything by zooming in all the way to a section of the stadium with 2 long lines one with a standard counter and the word BAR behind a stick man on the wall. The other a TendedBar just like the first drawing but it should have a comparatively very fast moving line with happy customers.
VOICE OVER- "TendedBar is an automated cocktail dispensing system, designed to minimize lines and maximize efficiency at high volume venues such as stadiums, arenas, restaurants, bars, hotels and cruise ships. Our goal is to rapidly serve customers' cocktails with the touch of a button and reduce 'crowd surge' at concessions and service bars..
****
Fade to white board for demonstration
****Draw****
TendedBar unit 2 screen unit w/ Cocktails, beer, wine labeled on dispensing unit. Include: stick man walking up to machine then zoom into Hand using touch screen, RFID Bracelet, pouring of a cocktail.
VOICE OVER-
TendedBar's automated self-service alcohol dispensing system is designed to minimize shrink, maximize operational efficiencies, increase profits, and scale through its automation technology. Users will have an RFID wristband verifying their age and bar tab information upon every drink purchased to facilitate responsible controlled consumption.
****

Erase White Board
****Draw****

"In 2016, there was more than $223 Billion in alcohol sales in the U.S., growing at an average rate of more than $4.93 Billion a year since 2009."
Illustration of alcohol and a chart of the growth year over year as shown in Statista chart.
"In 2016, the combined total spent by companies on advertising and data analytics was more than $330 Billion in the U.S."
//Reference Statista at the bottom of the page//

VOICE OVER- "TendedBar plans to generate revenue in three primary ways. One, via a revenue split for all drinks poured through TendedBar. Two, By retaining advertising rights and working with advertisers. Three, capturing usage data and selling the data to brands and other advertising avenues. (https://www.statista.com/statistics/207936/us-total-alcoholic-beverages-sales-since-1990/).
(https://www.statista.com/statistics/551501/worldwide-big-data-business-analytics-revenue/)
(https://www.statista.com/topics/979/advertising-in-the-us/)
****

In the Background of the video:
SMG LOGO
SMG Stats-

- *15 Stadiums*
- *70 Arenas*
- *12 Amphitheaters*
- *58 Concert Halls*
- *77 Convention Centers*
- *Cruise ships?*
  - ○

VOICE OVER- "We currently have a contract with Savor of Jacksonville, a division of SMG Worldwide, to place a four screen system at the Jacksonville Veterans Memorial Arena in Jacksonville, Florida. This contract gives TB a 20% gross rev share of every drink sold at a TendedBar station. TendedBar will also retain advertising, marketing and data rights to the unit.

****
Video
Voice over- "TendedBar has a market, a contract, and a venue. Now we need you. Please click below for a more in depth overview of our business and our offering. TendedBar was designed to help venues generate more revenue and help customers save time. Join us and let's eliminate lines near you.

EXHIBIT G
Amended Operating Agreement

THE MEMBERSHIP INTERESTS IN TENDEDBAR LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS SUCH INTERESTS ARE FIRST REGISTERED PURSUANT TO ALL SUCH APPLICABLE LAWS OR UNLESS COUNSEL SATISFACTORY TO THE COMPANY SHALL HAVE RENDERED A SATISFACTORY OPINION THAT SUCH REGISTRATION IS NOT REQUIRED. THE SALE, ASSIGNMENT, TRANSFER OR OTHER DISPOSITION OF SUCH INTERESTS IS ALSO RESTRICTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT, AS AMENDED.

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF TENDEDBAR LLC

(a Delaware limited liability company)

Dated as of October 16, 2018

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
TENDEDBAR LLC

TABLE OF CONTENTS

Exhibits

Exhibit A – Members
Exhibit 1.1 – Definitions
Exhibit 4.2 – Units
Exhibit 6.1 – Directors
Exhibit 6.4 – Officers
Exhibit 9.1 – Joinder
Exhibit 10.1 – Right of First Refusal and Co-Sale Agreement

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
TENDEDBAR LLC

This Second Amended and Restated Limited Liability Company Agreement (this "***Agreement***") of TendedBar LLC, a Delaware limited liability company (the "***Company***"), dated and effective as of October 16, 2018 (the "***Effective Date***"), is by and among those persons and entities identified as the Members on Exhibit A, attached hereto (as amended from time to time).

PRELIMINARY STATEMENTS

A. The Company was formed pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq. (as the same may be amended from time to time, the "***Act***"), by filing the Certificate with the Secretary of State of the State of Delaware.

B. The Members agree that the membership in and management of the Company shall be governed by the terms set forth in this Agreement as amended.

AGREEMENT

In consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree to the following terms:

ARTICLE I
DEFINITIONS

1.1 **Definitions**. Capitalized terms used herein shall have the meaning given to such terms in Exhibit 1.1.

1.2 **Construction**.

(a) The words "hereof," "herein," "hereunder," and words of similar import, when used in this Agreement, will refer to this Agreement as a whole and not any particular provision of this Agreement.

(b) The terms defined in the singular will have a comparable meaning when used in the plural, and vice versa.

(c) The terms defined in the neuter or masculine gender will include the feminine, neuter and masculine genders, unless the context clearly indicates otherwise.

(d) Unless otherwise noted herein or the context otherwise requires, all references to articles and sections refer to Articles and Sections of this Agreement, and all references to exhibits are to exhibits attached hereto, each of which is made a part hereof for all purposes.

ARTICLE II
ORGANIZATION AND PURPOSE

2.1   **Formation; Continuation**. The Certificate of Formation of the Company (the "*Certificate*") was executed, delivered and filed with the Delaware Secretary of State on August 1, 2014, which Certificate is hereby ratified and approved. Upon the filing of the Certificate, Courtney Nelson's powers as an "authorized person" of the Company ceased. The Manager, or an officer or Person designated by the Manager, is hereupon the designated "authorized person" of the Company and will continue as the designated "authorized person" of the Company within the meaning of the Act. Such Person will execute, deliver, and file any other certificates (and any amendments or restatements thereof) necessary for the Company to qualify to do business in in any jurisdiction in which the Company may wish to conduct business.

2.2   **Name**. The name of the Company is "TendedBar LLC", and all Company business must be conducted in that name or such other names that comply with applicable law as the Manager may select from time to time.

2.3   **Registered Office; Registered Agent; Principal Office in the United States**. The address of the registered office of the Company in the State of Delaware is 1675 South State Street, Suite B, Dover, Delaware, 19901. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Capitol Services, Inc., 1675 South State Street, Suite B, Dover, Delaware, 19901. The principal office of the Company shall be located at any other place the Manager selects.

2.4   **Purpose**. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act, and engaging in any and all activities necessary or incidental to the foregoing, as determined by the Manager in its sole discretion.

2.5   **Term**. The term of the Company commenced on the date the Certificate was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

2.6   **Powers**. The Company shall have all powers and rights of a limited liability company organized under the Act, to the extent such powers and rights are not proscribed by the Certificate.

2.7   **Foreign Qualification**. Prior to the Company's conducting business in any jurisdiction other than the State of Delaware, to the extent required by law, the Manager will cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Manager, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.

ARTICLE III
MEMBERS; VOTING POWERS; MEETINGS

3.1 **In General**. The Members shall not be entitled to participate in the day-to-day affairs and management of the Company, but instead, the Members' right to vote on or otherwise participate in matters relating to the Company shall be limited to those matters specifically delegated to the Members by the Manager or the express terms of this Agreement, the Act or the Certificate. Unless otherwise prohibited by the Act or the Certificate, with respect to any matter being voted on by the Members, the consent of a Majority-In-Interest of the Members shall be the act of the Members.

3.2 **Action by Members**. In exercising their rights as provided in this Agreement, the Members may act through resolutions adopted at meetings or by the written consent of a Majority-In-Interest of the Members.

3.3 **Members' Meeting; Notice and Waiver**. At any time and from time to time, the Manager may call a meeting of the Members; provided that, the Manager shall be under no obligation to call a Meeting of the Members. Written notice stating the place, day and hour of any meeting of the Members, and the purpose or purposes for which the meeting is called, shall be delivered to each Member (either personally by hand or via regular mail, unless the Act requires different notice) not less than ten (10) days or more than sixty (60) days before the date of any such meeting. When any notice of a meeting of the Members is required to be given, a waiver thereof in writing, signed by a Member entitled to such notice, whether given before, at, or after the time of the meeting as stated in such notice, shall be equivalent to the proper giving of such notice.

3.4 **Conduct of Meetings**. The chairman of any meeting of the Members shall determine the order of business and the procedure at the meeting, including regulation of the manner of voting and the conduct of discussion, and shall appoint a secretary of such meeting to take minutes thereof.

3.5 **Participation by Telephone or Similar Communications**. Members may participate and hold a meeting by means of conference telephone or similar communications equipment by means of which all Members participating can hear and be heard, and such participation shall constitute attendance and presence in person at such meeting.

3.6 **Member's Quorum**. A Majority-In-Interest of the Members (present, in person or represented by proxy) shall constitute a quorum at all meetings of the Members. Prompt notice of the taking of any action at a meeting at which less than all of the Units entitled to vote were present shall be given to those Members entitled to vote on the matter who were not present.

ARTICLE IV
CAPITAL; CAPITAL CONTRIBUTIONS

4.1 **Capital Contributions; Membership Interests**. The Members have made a Capital Contribution to the Company in the amount set forth in the books and records of the Company. A Member's ownership interest in the Company shall be represented by the Units held by such Member. Such Units are subject to adjustment pursuant to the terms of this Agreement,

and each Member hereby agrees that its Units shall, for all purposes, be personal property. A Member has no ownership interest in specific Company property. Founder hereby contributes and hereby causes (or covenants to cause) any affiliate controlled by him to contribute on his behalf to the Company all of the Assets used or held for use in connection with the business of creating, developing, and marketing automated and serving machines and their related software applications, and for further sake of clarity, specifically including but not limited to, the TendedBar machine and related software (the "***Business***"). The ***Assets*** include: (a) all tangible and personal property, including servers, computer equipment, media and other hardware of Founder, or any affiliate of his used in the operation of the Business; (b) all tangible and intangible technology related to the Business, including all know-how, software (in both source and object code), application programming interfaces, algorithms, databases, data collections, protocols, data structures, applications, command structures, development tools, inventions (whether patentable or not), files, records, customer lists, documentation, works, data, Internet addresses, uniform resource locators, sites (and all content contained therein), and any other technology; (c) all intellectual property and embodiments thereof related to the Business, including all patents, utility, models, industrial designs, copyrights, copyrightable subject matter; database rights; mask works rights; trade secrets and other confidential business information, product names, trademarks, trade names, logos, slogans, domain names and service marks together with all goodwill related to the foregoing and any other intellectual property right recognized or protectable by any jurisdiction in the world and all registrations and applications for any of the foregoing; (d) all prepaid expenses and deposits of Founder, or any affiliate of his related to the Business; and (e) all rights to income of Founder, or any affiliate of his related to the Business. The Assets are hereby directly contributed, conveyed, transferred, assigned and delivered to the Company, free and clear of all liens, encumbrances, claims, charges, options, security interests, pledges, rights of first refusal, or other title retention agreement or other restrictions of any kind whatsoever. For federal tax purposes and for purposes of maintaining the Members' Capital Accounts, the fair market value of the Assets as of the date of contribution to the Company shall be $75,000.00. Founder hereby covenants to take any and all further actions necessary or appropriate to effect the contribution described herein. The Units of each Member are listed in Exhibit A, which is made part of this Agreement.

     4.2   <u>**Units**</u>. The statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of Membership Interest of the Company is attached hereto as <u>Exhibit 4.2</u>.

     4.3   <u>**Additional Offerings of Units**</u>. The Manager shall have the authority to issue additional Units in the form of New Equity Securities upon such terms and conditions (including, without limitation, voting rights and provisions for repayment of Capital Contributions) as are determined by the Manager, in its sole discretion, subject to any contractual obligations the Company may have regarding consent to do so. As a condition of being admitted to the Company, each additional member shall execute a counterpart signature page to this Agreement, agreeing to be bound by the terms and conditions hereof.

     4.4   <u>**Status of Capital Contribution**</u>. Except as otherwise specifically provided for in this Agreement: (a) no Member shall receive any interest salary or drawing with respect to its Capital Contribution(s), nor shall any Members be allowed to withdraw or have refunded any

Capital Contribution; and (b) no Member shall have any personal liability for the repayment of any Capital Contribution of any other Member.

4.5 **Capital Accounts**.

(a) An individual capital account ("*Capital Account*") shall be maintained for each of the Members in accordance with Section 704 of the Code and the Treasury Regulations thereunder with such adjustments as may be required thereby. Without limiting the generality of the foregoing, a Member's Capital Account will generally be computed as follows:

(i) increased by (A) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property); (B) the fair market value of the property contributed by the Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); and (C) allocations to the Member of Net Profits and gain (or items thereof); and

(ii) decreased by (A) the amount of money distributed from the Company to the Member (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with the contribution of property to the Company); (B) the fair market value of the property distributed to the Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); (C) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to Capital Account; and (D) allocations to the Member of Net Losses and deduction (or items thereof).

(b) It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Treasury Regulations Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Treasury Regulation.

4.6 **Sale or Exchange of Units**. In the event of a permitted Transfer of Units in accordance with Article IX, the Capital Account of the transferor shall become the Capital Account of the transferee in proportion to the percentage of the transferor's Units actually Transferred.

ARTICLE V
ALLOCATIONS; DISTRIBUTIONS; WITHHOLDING

5.1 **Allocations**.

(a) In General. After giving effect to the special allocations made pursuant to Section 5.1(b), Net Profits and Net Losses for a taxable period shall be allocated to the Members in a manner that shall cause the Capital Account of each Member to equal, as nearly as possible, (i) the amount such Member would receive if all assets of the Company on hand at the end of such taxable period were sold for cash equal to their Carrying Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited in the case of non-recourse liabilities to

the Carrying Value of the property securing such liabilities), all Restricted Units for which an election under Section 83(b) of the Code has been made became fully vested Units, and all remaining cash were distributed to the Members under Section 5.2, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

(b)   Regulatory Allocations.

(i)   *Company Minimum Gain Chargeback*.   If there is a net decrease in Company Minimum Gain during any taxable year, the "minimum gain chargeback" described in Treasury Regulations Section 1.704-2(f) and Treasury Regulations Section 1.704-2(g) shall apply.

(ii)   *Member Nonrecourse Debt Minimum Gain Chargeback*.   If there is a net decrease in Member Nonrecourse Debt Minimum Gain during any taxable year, the "partner minimum gain chargeback" described in Treasury Regulations Section 1.704-2(i)(4) shall apply.

(iii)   *Qualified Income Offset*.   This Section 5.1(b)(iii) incorporates the "qualified income offset" set forth in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) as if those provisions were fully set forth in this Section 5.1(b)(iii).

(iv)   *Nonrecourse Deductions*.   Nonrecourse Deductions for any taxable year shall be allocated to the Members in accordance with their percentage of Units (other than Restricted Units) held relative to other Members.

(v)   *Member Nonrecourse Deductions*.   Member Nonrecourse Deductions for any taxable year shall be specially allocated to the Members who bear the economic risk of loss for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable, as provided in Treasury Regulations Section 1.704-2(i)(l).

(vi)   *Section 754 Adjustment*.   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) or 1.704-1(b)(2)(iv)(*m*)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) applies, or to the Member to which such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(4) applies.

(c)   Tax Allocations.

(i)   In the case of any Company asset the Carrying Value of which differs from its adjusted tax basis for United States federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated for United States federal income tax

purposes, as reasonably determined by the Manager, in accordance with the principles of Sections 704(b) and (c) of the Code so as to take account of the difference between Carrying Value and adjusted basis of such asset.

(ii)　Except as set forth in this Section 5.1(c), the income, gains, losses and deductions of the Company shall be allocated for federal, state and local income tax purposes among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for purposes of computing their Capital Accounts; except that if any such allocation is not permitted by the Code or other applicable law, then the Company's subsequent income, gains, losses and deductions for tax purposes shall be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(iii)　In any cases in which it is necessary to determine the Net Profits, Net Losses or any other items allocable to any period, Net Profits, Net Losses and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Treasury Regulations thereunder in good faith.

(iv)　The Company shall allocate all "excess nonrecourse liabilities" within the meaning of Treasury Regulations Section 1.752-3(a)(3) to the Members pro rata in proportion to their percentage of Units (other than Restricted Units) held relative to other Members.

(v)　Allocations pursuant to this Section 5.1(c) are solely for the purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, distributions or other Company items pursuant to any provision of this Agreement.

(vi)　The Members acknowledge and are aware of the income tax consequences of the allocations made pursuant to this Article V and, except as may otherwise be required by applicable law or regulatory requirements, hereby agree to be bound by the provisions of this Article V in reporting their shares of Company income, gain, loss, deduction and credit for federal, state and local income tax purposes.

5.2　**Distributions**.

(a)　All distributions of Available Cash or other property (except upon the Company's dissolution, which shall be governed by the applicable provisions of the Act and this Agreement) shall be made to the Members at the times and in the amounts as determined by the Manager in its sole discretion. All distributions shall be made to the Members, pro rata, in accordance with their percentage of Units (other than Restricted Units) held relative to other Members, provided that Restricted Units shall be entitled to distributions only after they have fully vested.

(b)　Notwithstanding the foregoing, to the extent the Company has Available Cash, the Manager may cause the Company to distribute to the Members an amount of cash sufficient to permit the Members to satisfy their federal income tax obligations with respect to income allocated to the Members during a taxable period. The amount of a distribution pursuant to this Section

5.2(b) to a Member for a taxable period shall equal (i) the amount of income allocated to such Member by the Company during such taxable period, reduced by any losses previously allocated to such Member by the Company, multiplied by (ii) the highest marginal federal income tax rate applicable to individuals during such taxable period (taking into account the character of the income so allocated). Any such distribution shall be made pro rata to the Members in proportion to the amount of taxable income allocated to the Members during such taxable period. Distributions pursuant to this Section 5.2(b) shall be treated as an advance of distributions pursuant to Section 5.2(a), and future distributions to a Member pursuant to Section 5.2(a) shall be offset by prior distributions to such Member under this Section 5.2(b).

(c)   Notwithstanding any other provision of this Agreement, no distribution shall be made if such distribution would violate any contract or agreement to which the Company is then a party or any law, rule, regulation, order or directive of any governmental authority then applicable to the Company.

5.3   Withholding.

(a)   The Company may be required to withhold a certain portion of the taxable income and gain, if any, allocated or distributed to a Member unless such Member provides documentation confirming that such Member is not subject to withholding, or is subject to a reduced rate of withholding. Each Member is urged to consult with a tax advisor concerning the application of the United States withholding rules to such Member.

(b)   All amounts withheld or required to be withheld pursuant to the Code or any provision of any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members and treated by the Code (whether or not withheld pursuant to the Code) or any such tax law as amounts payable by or in respect of any Member shall be treated as amounts distributed to the Member with respect to whom such amount was withheld pursuant to this Article V for all purposes under this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local or foreign law, and shall allocate such amounts to the Members with respect to which such amount was withheld.

ARTICLE VI
MANAGEMENT

6.1   Manager.

The business of the Company shall be managed by a Manager. The Manager shall be a group of individuals who collectively act as the Manager of the Company (the "***Board***") which entity is hereby designated as a "manager" within the meaning of Section 18-101(10) of the Act. The Board shall initially have only one member (the "***Director***"), though the number of Directors may be increased from time to time by the affirmative vote of the Majority-In-Interest of the Members, and Exhibit 6.1 shall be updated from time to time to reflect any such changes. Other than the right of holders of Series Seed Preferred Units to appoint Directors in accordance with the terms of any contractual agreement with the Company, if any, the Directors shall be appointed by

the Majority-In-Interest of the Members. The initial Directors of the Board are listed on <u>Exhibit 6.1</u> hereto.

6.2   <u>**Power and Authority to Manage**</u>. Except as expressly prohibited in the Act, the Certificate, or this Agreement (and subject to any consent or other rights contained in any terms of any contractual agreement with the Company), the right to manage, control, and conduct the business and affairs of the Company and to take any and all actions on behalf of the Company shall be vested completely and exclusively in the Manager, and no Member, in its capacity as member, shall have any part in the management of the Company or any authority to act on the behalf of or bind the Company in connection with any matter. Regular meetings of the Board are not required but may be held at such time and place as the Board deems necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference telephone or by any other means permitted under Delaware law. In addition, actions may be taken without a meeting if all appointed members of the Board sign a written consent reflecting the action taken.

6.3   <u>**Specific Powers and Duties of the Manager**</u>. The powers and duties of the Board shall include, but shall not be limited to:

(a)   the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations and the securing of same by mortgage, deed of trust or other lien or encumbrance;

(b)   the making of tax, regulatory and other filings or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company;

(c)   the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company or the merger or other combination of the Company with or into another Person;

(d)   the use of the assets of the Company (including, without limitation, the financing of the conduct of the operations of the Company, and the repayment of obligations of the Company);

(e)   the negotiation, execution and performance of any contracts, conveyances or other instruments (including, without limitation, instruments that limit the liability of the Company under contractual arrangement to all or particular assets of the Company, with the other party to the contract to have no recourse against the Members or their assets other than their interests in the Company, even if same results in the terms of the transaction being less favorable to the Company than would otherwise be the case); and

(f)   the opening of bank accounts or the appointment of agents to open such bank accounts and the designation of signatories with respect thereto as deemed necessary and desirable for the conduct of the business of the Company.

6.4   **Actions by the Manager/Officers**. In managing the business and affairs of the Company and exercising its powers, the Board may act through resolutions adopted at meetings and in written consents. The Board is authorized to appoint one or more officers from time to time. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Board. The current officers of the Company are listed on Exhibit 6.4. Exhibit 6.4 shall be updated from time to time to reflect any such changes effected by the Board.

6.5   **Removal; Resignation**. A Director may be removed, with or without cause, by a Majority-In-Interest of the Members. Any Director may resign at any time; provided that, such resignation will be made in writing and will take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Company. The acceptance of a resignation by the Board will not be necessary to make it effective, unless expressly so provided in the resignation.

6.6   **No Duty to Consult**. Except as otherwise provided in this Agreement, the Board shall have no duty or obligation to consult with or seek the advice or approval of the Members.

6.7   **Reliance by Other Persons**. Any Person dealing with the Company, other than a Member, may rely on the authority of the Board in taking any action in the name of the Company.

6.8   **Compensation and Fees**. The Board will not be entitled to receive any compensation for its services unless approved by a Majority-In-Interest of the Members.

6.9   **Reimbursement**. All expenses incurred with respect to the organization, operation and management of the Company shall be borne by the Company.

6.10   **Indemnification**.

(a)   To the fullest extent permitted under applicable law, no Member, Manager, Director or officer of the Company (each, a "***Covered Person***") is liable to the Company or to any of the Members for any losses, claims, damages or liabilities arising (i) by reason of being or having been a Covered Person, or (ii) from any act or omission performed or omitted by the Covered Person in connection with this Agreement or the Company's business or affairs (including any error in judgment in making any investment decisions), including losses due to the negligence of brokers or other agents of the Company, except for any losses, claims, damages or liabilities primarily attributable to such Covered Person's willful misconduct, recklessness, or gross negligence, as finally determined by a court of competent jurisdiction, or as otherwise required by law. Neither the Board nor the Directors are personally liable to any Member for the repayment of any positive balance in such Member's Capital Account or for contributions by such Member to the capital of the Company or by reason of any change in the federal or state income tax laws applicable to the Company or its investors.

(b)   The Company must, to the fullest extent permitted by applicable law, indemnify and hold harmless each Covered Person against any losses, claims, damages, liabilities, costs or expenses (including legal fees, judgments and amounts paid in settlement) to which such Covered Person may become subject (i) by reason of being or having been a Covered Person, or (ii) in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, unless (A) a court of competent jurisdiction, in a judgment that has become

final and that is no longer subject to appeal or review, determines that any such loss, claim, damage, liability, cost or expense is primarily attributable to such Covered Person's willful misconduct, recklessness, or gross negligence, or (B) it is determined in accordance with the Act that such Covered Person did not act in good faith and did not reasonably believe that the Covered Person's conduct was, in the case of the Board (in its capacity as a manager of the Company), in the Company's best interests or, in all other cases, at least not opposed to the Company's best interests. The right to indemnification granted by this Section 6.10(b) is in addition to any rights to which the Covered Person may otherwise be entitled and inures to the benefit of the successors or assigns of such Covered Person.

(c)   If any Covered Person becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, the Company must pay (as they are incurred) the Covered Person's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith after the Company receives (i) a written affirmation by the Covered Person of the Covered Person's good faith belief that it has met the standard of conduct necessary for indemnification under Section 6.10(b), and (ii) a written undertaking by or on behalf of the Covered Person to repay to the Company the amount of any such expenses paid to the extent that it is ultimately determined that such Covered Person is not entitled to be indemnified by the Company in connection with such action, proceeding or investigation as provided in the exceptions contained in the first sentence of Section 6.10(b) or under applicable law.

(d)   Any indemnification of or advancement of expenses to a Covered Person will be reported in writing to the Members not later than six (6) months after the date that the indemnification or advancement of expenses occurs. If for any reason (other than the willful misconduct, recklessness, or gross negligence of such Covered Person) the foregoing indemnification is unavailable to such Covered Person, or insufficient to hold it harmless, then the Company must, to the fullest extent permitted by applicable law, contribute to the amount paid or payable by such Covered Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Covered Person on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations.

(e)   In any suit brought to enforce a right to indemnification or to recover an advancement of expenses, the burden of proving that the Covered Person or other Person claiming a right to indemnification is not entitled to be indemnified, or to an advancement of expenses, hereunder is on the Company (or any Member acting derivatively or otherwise on behalf of the Company or the Members). No Covered Person may satisfy any right of indemnity or advancement of expenses granted in Section 6.10(b) or to which it may be otherwise entitled except out of the assets of the Company, and no Member is personally liable with respect to any such claim for indemnity or advancement of expenses. The Board, in its sole discretion, may obtain appropriate insurance on behalf of the Company to secure the Company's obligations hereunder.

ARTICLE VII
REPRESENTATIONS, WARRANTIES AND COVENANTS

7.1 **Generally**. Each Member represents, warrants, and covenants to the other Members and the Company that on and after the date such Member executes this Agreement (all of which will survive the termination of the Company):

(a)   such Member has the full power, authority and legal right to engage in all the transactions contemplated by this Agreement;

(b)   neither the execution nor delivery of this Agreement will conflict with or result in a breach of any of the provisions of any judgment, order, writ, injunction or decree of any court, administrative agency or other governmental authority, or of any agreement or other instrument to which such Member or any of its Affiliates is a party or by which any of them is bound, or constitute a default under any thereof, or, to such Member's knowledge, conflict with or result in a breach of any applicable law, rule or regulation of any such governmental authority, or result in the creation or imposition of any lien, charge or encumbrance upon any property of such Member or any of its Affiliates; and

(c)   no consent, approval or other authorization of or by any court, administrative agency or other governmental authority or any other entity is required in connection with the execution, delivery or compliance with the provisions of this Agreement by such Member that has not been delivered to the other Members.

7.2 **Investment Representation**. Each Member, represents, warrants and covenants that it is acquiring its Membership Interest solely for its own account for the purpose of investment only and not with a view to resale or distribution of all or any part thereof, nor with the intent of selling or otherwise distributing Units at any particular time or upon the occurrence or non-occurrence of any predetermined event. Each Member further represents that by reason of its knowledge and experience in financial and business matters, it is capable of evaluating the risks in the Company. Each Member understands that (a) it must bear the economic risk entailed in purchasing Units, (b) the Units have not been registered under the Securities Act or qualified under the securities laws of any State, and (c) the Units may not be sold unless they are registered under the Securities Act and qualified under the securities laws of any State (neither of which, in all likelihood, the Company will do) or an exemption from such registration and qualification is available (which may not be the case) and are further subject to the restrictions on transfer set forth in this Agreement.

7.3 **Anti-Money Laundering Regulations**. Each Member hereby acknowledges that it is the Company's intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("*PATRIOT Act*"). In furtherance of such efforts, each Member hereby represents, covenants, and agrees that, to the best of such Member's knowledge based on reasonable investigation:

(a)   none of such Member's Capital Contributions (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations;

(b)   to the extent within such Member's control, none of such Member's Capital Contributions will cause the Company or any of its personnel to be in violation of federal anti-money laundering laws, including without limitation the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and any regulations promulgated thereunder; and

(c)   when requested by the Manager, such Member will provide any and all additional information deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities.

ARTICLE VIII
RECORDS, REPORTS, COMPANY ACCOUNTING.

8.1   Books and Records. Any Member, in person or by attorney or other agent, shall, upon written demand, under oath stating the purpose thereof, have the right, at such Member's sole cost and expense, during the normal business hours of the Company, to inspect for any proper purpose (and to make copies and extracts therefrom):

(a)   true and correct copies of the unaudited financial statements of the Company (for the prior three (3) years), including (i) a balance sheet as of the end of such fiscal year, and (ii) a statement of profit and loss for such fiscal year;

(b)   promptly after becoming available, a copy of the Company's federal, state and local income tax returns for each year;

(c)   a current list of the name and last known business, residence or mailing address of each Member and the Manager;

(d)   a copy of this Agreement and the Certificate (including all amendments thereto), together with executed copies of any written powers of attorney pursuant to which this Agreement and the Certificate have been executed; and

(e)   true and full information regarding (i) the amount of cash and a description and statement of the agreed value of any other property or services contributed or to-be contributed by each Member, and (ii) the date on which each Member became a member of the Company;

provided that, for purposes of this Section 8.1, the term "under oath" means a statement or statements the declarant affirms to be true under penalty of perjury under the laws of the United States or any state. Notwithstanding the foregoing, the Company shall not be obligated to provide to any Member any document or information that is covered or protected by any: (x) attorney-client privilege or work-product doctrine; (y) applicable law, including without limitation the Americans with Disabilities Act; or (z) applicable agreements, including without limitation any

agreements between the Company and any third parties concerning confidentiality and non-disclosure of information.

8.2 **Financial and Operating Statements and Tax Returns**. Within ninety (90) days after the close of each fiscal year of the Company, the Manager shall use commercially reasonable efforts to:

(a)   cause to be delivered to each Member a statement setting forth such Member's allocable share of all tax items of the Company for such year, and all such other information as may be required to enable each Member to prepare its federal, state and local income tax returns in accordance with all then applicable laws, rules and regulations;

(b)   cause to be delivered to each Member unaudited financial statements of the Company for such fiscal year, including (i) a balance sheet as of the end of such fiscal year, and (ii) a statement of profit and loss for such fiscal year; and

(c)   cause to be prepared and filed all federal, state and local income tax returns required of the Company for each fiscal year.

8.3 **Banking**. The funds of the Company shall be kept in one or more separate bank accounts in the name of the Company in such banks or other federally insured depositories as may be designated by the Manager, or shall otherwise be invested in the name of the Company in such manner and upon such terms and conditions as may be designated by the Manager. All withdrawals from any such bank accounts or investments established by the Manager hereunder shall be made on such signature or signatures as may be authorized from time to time by the Manager. Any account opened by the Manager for the Company shall not be commingled with other funds of the Manager or interested persons.

8.4 **Tax Matters**.

(a)   The Members designate James Perkins as the "***Tax Matters Member***" of the Company pursuant to Section 6231(a)(7) of the Code.

(b)   The Tax Matters Member shall have the authority to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company's federal, state, local or foreign tax returns, and to the extent provided in Sections 6221 through 6231 of the Code, to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members in their capacities as members, and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members; provided that, to the extent any such extension, agreement, election or document might have a material effect on any Member, such Member must consent in writing to such extension, agreement, election or document and the Tax Matters Member must reasonably consult with such Member in any discussions or negotiations associated with such agreement or document; and provided further that the Tax Matters Member shall not bind any Member to a settlement agreement without the written consent of such Member. Each Member agrees to cooperate with

the Manager and the Tax Matters Member and to do or refrain from doing any or all things reasonably required by the Manager and the Tax Matters Member to conduct such proceedings.

(c)   The Tax Matters Member shall keep each Member informed of all administrative and judicial proceedings, as required by Section 6223(g) of the Code, and shall furnish each Member who so requests in writing a copy of each notice or other communication received by the Tax Matters Member. If any Member intends to file a notice of inconsistent treatment under Section 6222(b) of the Code, such Member shall, prior to the filing of such notice, provide notice to the Tax Matters Member of such intent and the manner in which the Member's intended treatment of the Company item is (or may be) inconsistent with the treatment of that item by the Company.

(d)   The Members intend for the Company to be classified as a partnership for federal income tax purposes, and neither the Company nor any Member shall make any election to the contrary or take any action that would cause the Company to be classified as a corporation. The Tax Matters Member shall cause the Company to make such other tax elections as it shall deem to be in the best interests of the Company and the Members.


ARTICLE IX
TRANSFERS; ASSIGNMENT; RESIGNATION


9.1   **Transfers and Assignments**.

(a)   Each Member hereby covenants and agrees that it will not, directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate or otherwise dispose (collectively, "***Transfer***") of all or any Units to any Person without the consent of the Manager, which consent shall not be unreasonably withheld; provided that, the Manager shall be entitled to condition its consent upon the receipt of such documents and other information regarding the proposed transferee as may be reasonably requested by the Manager. Any Transfer or attempted Transfer of Units in violation of this Agreement shall be null and void. Notwithstanding the foregoing, a Member may assign Units to an Estate Planning Entity or Affiliate without the consent of the Manager as long as such Transfer does not result in material additional legal, tax or regulatory burdens on the Company or its Members. Additionally, assuming all proper consents have been obtained, the Company may issue new Units to new members. A Person that acquires Shares in accordance with this section shall be admitted as a Member of the Company after the person has agreed to be bound by the terms of this Agreement by executing a consent in the form of Exhibit 9.1.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, a Unit, in whole or in part, or any rights to distributions therefrom, shall not be Transferred if, as a result thereof, in the opinion of counsel for the Company: (i) the Company would be classified as a corporation for federal income tax purposes; or (ii) such action would result in a violation of federal or state laws, including, without limitation, any applicable securities laws.

9.2   **Drag-Along Rights**.

(a)   *Participation*. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Section 9.1, if (i) one or more

Members holding no less than a majority of all the Units and (ii) the Requisite Holders (such Member or Members, the "***Dragging Member***") proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "***Drag-along Sale***"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 9.2(c) and subject to compliance with Section 9.2(d), to require that each other Member (each, a "***Drag-along Member***") participate in such sale in the manner set forth in Section 9.2(b).

(b)   *Sale of Units*. Subject to compliance with Section 9.2(d):

(i)   If the Drag-along Sale is structured as a sale resulting in a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser, then each Drag-along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-along Sale, the number of Units and/or Unit Equivalents equal to the product obtained by multiplying (i) the number of Units on a Fully Diluted Basis held by such Drag-along Member by (ii) a fraction (x) the numerator of which is equal to the number of Units on a Fully Diluted Basis that the Dragging Member proposes to sell in the Drag-along Sale, and (y) the denominator of which is equal to the number of Units on a Fully Diluted Basis held by the Dragging Member at such time; and

(ii)   If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company or as a merger, consolidation, recapitalization, or reorganization of the Company, or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction.

(c)   *Sale Notice*. The Dragging Member shall exercise its rights pursuant to this Section 9.2 by delivering a written notice (the "***Drag-along Notice***") to the Company and each Drag-along Member no more than fifteen (15) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than thirty (30) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i)   The name of the person or entity to whom the Units are proposed to be sold;

(ii)   The proposed date, time and location of the closing of the sale;

(iii)   The amount of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale; and

(iv)   A copy of any form of agreement proposed to be executed in connection therewith.

(d)   *Conditions of Sale*. The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 9.2 are subject to the satisfaction of the following conditions:

(i)   The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member, and the terms and conditions of such sale shall, except as otherwise provided in Section 9.2(d)(iii), be the same as those upon which the Dragging Member sells its Units;

(ii)   If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii)   Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; provided, that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; provided, further, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(e)   *Cooperation*. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 9.2(d)(iii).

(f)   *Expenses*. The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

9.3   Resignation; Withdrawal. Subject to Section 9.1 and Section 9.4, no Member shall be entitled to resign, retire or withdraw from being a Member of the Company without the consent of the Manager, which consent may be given or withheld in the Manager's sole and absolute discretion. If a Member has Transferred all of its Membership Interest to one or more assignees in accordance with Section 9.1, then such Member shall withdraw from the Company if and when such assignees are admitted as Members in accordance with this Agreement.

9.4   Purchase upon Death, Disability, or Divorce Event. Upon the death, Disability or divorce of a Member, or a majority of its natural persons or controlling persons of an entity,

(hereinafter referred to as "Decedent"), all of the interests in the Company owned by him or her, to which his Personal Representative shall be entitled, may be sold and purchased as provided herein. If divorce decree is ordered, this Section shall govern the distribution of the Decedent's shares. Personal Representative: shall be defined as and include any trustee, executor, or administrator of a deceased Member's estate.

(a)   *Option of the Company to Purchase.* The Company may purchase from the Decedent's Personal Representative, and the Decedent's Personal Representative shall sell to the Company, all of the interests in the Company owned by the Decedent, and to which the Decedent or his Personal Representative may be entitled, according to the book value of the Membership Interests or other agreed upon offer delineated by the Majority of remaining Members. However, should the Company decline such option, the procedures shall proceed as delineated in Section 10.1.

(b)   *Closing.* The closing of such purchase and the sale shall take place at the office of the Company's attorney at a date designated by the Company, which shall not be more than one hundred twenty (120) days following the date of the qualification of the Decedent's Personal Representative provided, however, the closing shall take place regardless of the date of the qualification of the Personal Representative within six (6) months of the date of death of the Decedent. The Personal Representative of any Decedent shall cooperate to effectuate the purpose, intent and agreement of the parties hereto, and he or she shall execute all necessary documents required to carry out the terms and provisions of this Agreement.

9.5   No Member shall cause or permit to be created a lien or security interest in its Membership Interests, except in favor of a lender to the Company and only upon Approval of the Majority of the Members.

9.6   Each Member agrees not to transfer all or any part of his or her Membership Interests (or take or omit any action, filing election, or other action which could result in a deemed transfer) if such transfer (either considered alone or in the aggregate with prior transfers by other Members) would result in the termination of the Company for federal income tax purposes. In order for the Members to identify transfers which could result in such a termination, each Member covenants and agrees to immediately inform the other Members, in writing, of any transfers (or deemed transfers for purposes of the Code).


ARTICLE X
DISSOLUTION AND TERMINATION


10.1   Events of Dissolution. The Company shall be dissolved upon the first to occur of the following:

(a)   Any event that under the Act or the Certificate requires dissolution of the Company; provided that, the death, resignation, retirement, expulsion, bankruptcy, or dissolution of a Member or occurrence of any other event that terminates the continued membership of a Member in the Company shall not cause the dissolution of the Company;

(b)   The consent of the Manager to dissolve and wind-up the Company; or

(c)   The entry of a decree of judicial dissolution of the Company as provided in the Act.

10.2   Liquidation. Upon the dissolution or liquidation of the Company, the Company shall wind up its affairs and distribute its assets in accordance with the Act by either or a combination of both of the following methods, as the Manager shall reasonably determine:

(a)   Selling the Company's assets and, after the payment of Company liabilities, distributing the net proceeds therefrom to the Members pursuant to Section 10.4 in satisfaction of their Membership Interests; or

(b)   Distributing the Company's assets to the Members in-kind with each Member accepting an undivided interest in the Company's assets, subject to its liabilities, in satisfaction of its Membership Interest. In the event of a distribution in liquidation of the Company's property in kind, the fair market value of such property shall be determined by a qualified and disinterested appraiser, selected by the Manager (or the Person(s) carrying out the liquidation), and each Member shall receive an undivided interest in such property equal to the portion of the proceeds to which he would be entitled under the immediately preceding subsection if such property were sold at such fair market value.

A merger, acquisition or sale of all or substantially all of the Company's assets, after which transaction the Members of the Company prior to such event do not own a majority of the outstanding interests of the surviving entity will be deemed a liquidation for purposes of distributions pursuant to the Act.

10.3   Orderly Liquidation. A reasonable time as determined by the Manager (not to exceed eighteen (18) months) shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to the creditors so as to minimize any losses attendant upon dissolution.

10.4   Liquidating Distributions. Upon liquidation, the Company's assets (including any Available Cash) shall be distributed in the following order and in accordance with the following priorities:

(a)   First, to the payment of the debts and liabilities of the Company and the expenses of liquidation, including a sales commission to the selling agent, if any; then

(b)   Second, to the setting up of any reserves for any contingent or unforeseen liabilities or obligations of the Company, as deemed reasonably necessary by the Manager (or the Person(s) carrying out the liquidation). At the expiration of such period as shall be deemed advisable by the Manager (or the Person(s) carrying out the liquidation), but in no event to exceed eighteen (18) months, the Company shall distribute the balance thereof in the manner provided in the preceding subsection; then

(c)   Third, to all Members in the manner set forth in Section 5.2.

10.5   Taxable Gain or Loss. Taxable income, gain and loss from the sale or distribution of Company property incurred upon or during liquidation and termination of the Company shall be allocated to the Members as provided in Section 5.1 of this Agreement.

10.6   **No Recourse against Members**.   Except as provided by applicable law, upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Contribution.   If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Member, such Member shall have no recourse against any other Member.


ARTICLE XI
MISCELLANEOUS PROVISIONS


11.1   **Notices**.   Whenever, under the provisions of the Act or other law, the Certificate or this Agreement, notice is required to be given to any Person, it shall not be construed to mean exclusively personal notice unless otherwise specifically provided, but such notice may be given in writing, by mail, addressed to the Company at its principal office from time to time and to any other Person at such Person's address as it appears on the records of the Company from time to time, with postage thereon prepaid.   Any such notice shall be deemed to have been given at the time it is deposited in the United States mail.   Notice to a Person may also be given personally or by telegram or telecopy sent to such Person's address as it appears on the records of the Company.   Any Person may change such Person's address as shown on the records of the Company by delivering written notice to the Company in accordance with this Section.

11.2   **Governing Law; Venue**.   **ALL MATTERS RELATING TO ARBITRATION WILL BE GOVERNED BY THE FEDERAL ARBITRATION ACT (9 U.S.C. §§ ET SEQ.). EXCEPT TO THE EXTENT PROVIDED BY THE FEDERAL ARBITRATION ACT, THE UNITED STATES TRADEMARK ACT OF 1946 (LANHAM ACT, 15 U.S.C. §1051 ET SEQ.) OR OTHER APPLICABLE FEDERAL LAW, THE TERMS OF THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS CONFLICTS OF LAWS PROVISIONS. FOR ACTIONS THAT ARE NOT SUBJECT TO MANDATORY ARBITRATION UNDER THIS SECTION, THE PARTIES HERETO SUBMIT AND IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN DALLAS, TEXAS, AND AGREE NOT TO RAISE AND IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION BASED UPON *FORUM NON CONVENIENS* OR ANY OTHER OBJECTION SUCH PARTY MAY NOW HAVE OR HEREAFTER HAVE TO SUCH JURISDICTION OR VENUE.**   FURTHER, NOTHING HEREIN CONTAINED SHALL BAR THE MANAGER'S RIGHT TO OBTAIN INJUNCTIVE RELIEF AGAINST THREATENED CONDUCT THAT WILL CAUSE IRREPARABLE HARM, UNDER THE USUAL EQUITY RULES INCLUDING THE APPLICABLE RULES FOR OBTAINING SPECIFIC PERFORMANCE, RESTRAINING ORDERS AND PRELIMINARY INJUNCTIONS.   EXCEPT TO THE EXTENT A PARTY SEEKS INJUNCTIVE OR OTHER EQUITABLE RELIEF TO ENFORCE PROVISIONS OF THIS AGREEMENT, ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH THEREOF (A "**DISPUTE**"), SHALL BE RESOLVED BY ARBITRATION ADMINISTERED BY THE AMERICAN ARBITRATION ASSOCIATION IN ACCORDANCE WITH ITS COMMERCIAL ARBITRATION RULES (THE "**RULES**").   THE ARBITRATION SHALL BE COMMENCED BY WRITTEN REQUEST OF ANY PARTY, MADE IN ACCORDANCE WITH THE NOTICE PROVISIONS

OF THIS AGREEMENT, AND SHALL BE CONDUCTED BY A SINGLE ARBITRATOR APPOINTED IN ACCORDANCE WITH THE RULES IN THE ENGLISH LANGUAGE IN DALLAS, TEXAS, IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT. THE AWARD OF THE ARBITRATOR MAY BE ENTERED IN ANY COURT OF COMPETENT JURISDICTION. THE PARTIES AGREE THAT IT IS ESSENTIAL THAT ANY DISPUTE BE RESOLVED AS RAPIDLY AS POSSIBLE. TO THAT END, THE ARBITRATOR, BY ACCEPTING APPOINTMENT, UNDERTAKES TO EXERT HIS OR HER BEST EFFORTS TO CONDUCT THE PROCESS SO AS TO ISSUE AN AWARD WITHIN THREE MONTHS OF THE APPOINTMENT OF THE ARBITRATOR, BUT FAILURE TO MEET THAT TIMETABLE SHALL NOT AFFECT THE VALIDITY OF THE AWARD. UNLESS THE PARTIES AGREE OTHERWISE AT THE TIME OF THE PROCEDURAL CONFERENCE WITH THE ARBITRATOR, THE ARBITRATION SHALL BE CONDUCTED ON THE FOLLOWING SCHEDULE: (A) THE ARBITRATOR SHALL CONVENE A PROCEDURAL CONFERENCE WITHIN ONE WEEK OF HIS OR HER APPOINTMENT, AT WHICH ALL DATES FOR THE ARBITRATION WILL BE ESTABLISHED, (B) THE PARTIES EXPECT THAT ANY ARBITRATION UNDER THIS AGREEMENT CAN BE CONDUCTED WITHOUT DISCOVERY; AT MOST, THE ARBITRATOR MAY PERMIT, FOR GOOD CAUSE SHOWN, VERY NARROW AND TARGETED REQUESTS FOR DOCUMENTS IN NO EVENT TO EXCEED THE DISCOVERY LIMITATIONS UNDER THE IBA RULES ON THE TAKING OF EVIDENCE IN INTERNATIONAL COMMERCIAL ARBITRATION, TO BE ADDRESSED BY ONE PARTY TO THE OTHER, ON A SCHEDULE TO BE SET BY THE ARBITRATOR, (C) AT THE PROCEDURAL CONFERENCE, THE ARBITRATOR SHALL FIX A DATE FOR SIMULTANEOUS SUBMISSIONS BY THE PARTIES NOT LATER THAN THIRTY (30) DAYS AFTER THE DATE OF THE PROCEDURAL CONFERENCE; SUCH SUBMISSIONS SHALL SET FORTH THE CASE OF EACH PARTY IN THE FORM OF WRITTEN WITNESS STATEMENTS, DOCUMENTARY EVIDENCE, AND A BRIEF, (D) THE ARBITRATOR SHALL FIX A DATE FOR REPLY SUBMISSIONS BY EACH PARTY NOT LATER THAN 10 DAYS FOLLOWING THE PRINCIPAL SUBMISSIONS OF EACH PARTY, (E) THE ARBITRATOR SHALL SET A DATE FOR A HEARING OF ONE TO THREE DAYS TO PERMIT THE PARTIES TO CROSS EXAMINE WITNESSES WHOSE TESTIMONY IS PROFFERED BY ANOTHER PARTY AND TO HEAR ARGUMENT AND (F) THE ARBITRATOR SHALL ISSUE HIS OR HER AWARD WITHIN 30 DAYS OF THE HEARING. IN ANY EVENT, THE ARBITRATOR (A) SHALL PERMIT EACH SIDE NO MORE THAN TWO DEPOSITIONS (INCLUDING ANY DEPOSITIONS OF EXPERTS), WHICH DEPOSITIONS MAY NOT EXCEED FOUR HOURS EACH, ONE SET OF TEN INTERROGATORIES (INCLUSIVE OF SUB-PARTS) AND ONE SET OF FIVE DOCUMENT REQUESTS (INCLUSIVE OF SUB-PARTS), (B) SHALL NOT PERMIT ANY REQUESTS FOR ADMISSIONS, AND (C) SHALL LIMIT ANY HEARING TO, AT MOST, THREE DAYS. WITHOUT LIMITATION OF THE FOREGOING, IN THE INTEREST OF TIME, THE ARBITRATION MAY DISPENSE WITH ANY FORMAL RULES OF EVIDENCE AND ALLOW HEARSAY TESTIMONY SO AS TO LIMIT THE NUMBER OF WITNESSES REQUIRED AND ACCEPT EVIDENCE OF ASSET VALUES WITHOUT FORMAL APPRAISALS AND UPON SUCH INFORMATION PROVIDED BY THE PARTIES OR OTHER PERSONS. THE ARBITRATOR SHALL HAVE THE POWER IN THE AWARD TO ORDER EQUITABLE RELIEF, INCLUDING SPECIFIC PERFORMANCE. THE PARTIES AGREE THAT THE EXISTENCE OF ANY DISPUTE, ANY PROCEEDINGS TO RESOLVE SUCH DISPUTE, AND ALL SUBMISSIONS RECEIVED BY ANY PARTY FROM ANY

OTHER PARTY IN CONNECTION WITH EITHER SHALL BE TREATED AS CONFIDENTIAL, AND SHALL NOT BE DISCLOSED TO ANY THIRD PARTY EXCEPT AS REQUIRED BY LAW, COMPELLED BY LEGAL PROCESS OR REQUIRED TO ENFORCE ANY AWARD OF THE ARBITRATOR.

11.3 **Waiver of Right to Jury Trial**. THE PARTIES SHALL, AND HEREBY DO, IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY DISPUTE, CONTROVERSY, CLAIM, OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT (EITHER ALLEGED BREACH OR ENFORCEMENT).

11.4 **Amendments**. Provided that the Manager has obtained any necessary consent from the Requisite Holders, this Agreement may be amended by the Majority-In-Interest of the Members. Notwithstanding the foregoing, the Manager may update and amend Exhibit A, Exhibit 6.1 and Exhibit 6.4 to reflect new Members, officers or Directors. Notwithstanding the foregoing, with respect to any change, modification, or amendment to this Agreement that would change the name of the Company, reflect the issuance of additional Units which had otherwise been issued properly or admit new or substituted Members, or any other change, modification, or amendment which does not adversely affect any of the Members in any disproportionate and material respect as compared to the other Members, and any change, modification, or amendment which the Board determines is necessary or advisable to ensure that the Company is not and will not be treated as an association taxable as a corporation for federal income tax purposes or to conform with changes in applicable tax law (*provided* such changes do not have a material adverse effect on the Members), such change, modification, or amendment may be contained in a written instrument that has been duly approved by the Board, *provided* that the Board notifies the Members of such change, modification, or amendment.

11.5 **Waivers**. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation. Each of the Members hereby irrevocably waives for the term of the Company any right that such Member may have to maintain any action for partition with respect to the Company property.

11.6 **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

11.7 **Severability**. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by applicable law.

11.8 **Heirs, Successors and Assigns**. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

11.9   Third-Party Beneficiary; Creditors. None of the provisions of this Agreement shall be for the benefit of any third-party or creditor of the Company, or enforceable by any third-party or creditor of the Company.

11.10   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile or electronic transmission shall be equally as effective as delivery of a manually executed counterpart of this Agreement.

11.11   Schedules and Exhibits. All schedules and exhibits referred to in this Agreement are hereby incorporated herein for all purposes.

11.12   Entire Agreement. This Agreement sets forth all of the promises, agreements, conditions and understandings between the parties respecting the subject matter hereof and supersedes all prior negotiations, conversations, discussions, correspondence, memoranda and agreements between the parties concerning such subject matter. The undersigned, being all the Members of the Company, hereby agree, acknowledge and certify that the foregoing Agreement constitutes the sole and entire Agreement of the Company, unanimously adopted by the Members of the Company as of the date first written above.

[Signature pages follow.]

This Agreement of the Company is executed and entered as of the Effective Date.

JAMES PERKINS:

_____

JUSTIN HONEYSUCKLE:

_____

JOSEPH KENNETT:

_____

TENDEDBAR, LLC:

_____
JAMES PERKINS, MANAGER

EXHIBIT A

MEMBERS; UNITS PERCENTAGE

Owner	Number of Shares	Percentage	Type of Stock	Price of Stock at time of Investment	Amount Invested	Paid to	Date Executed	Additional Information
James Perkins	430,137.50	42.91%	Common	N/A	N/A	N/A	11/21/2014	Founder- CEO/President
Justin Honeysuckle	430,137.50	42.91%	Common	N/A	N/A	N/A	1/1/2018	Founder- COO
Nathan Kauffman	7,518.75	0.75%	Common	N/A	N/A	N/A	9/27/2018	Contract can equal up to 5% of Common Stock. .75% at signing, .75% on 9/27/19, 1.75% on 9/27/20, 1.75% on 9/27/21
Joseph Kennett	25,062.50	2.50%	Common	N/A	N/A	N/A	9/5/2018	In house council.
Dante Pennacchia	2,506.25	0.25%	Common	N/A	N/A	N/A	1/1/2018	Advisory Agreement entitles to .25% of equity, as well as .25% each year up to 1%
Patrick Hale	2,506.25	0.25%	Common	N/A	N/A	N/A	2/2/2018	Advisory Agreement entitles to .25% of equity, as well as .25% each year up to 1%
Neville Colaco	2,506.25	0.25%	Common	N/A	N/A	N/A	2/8/2018	Advisory Agreement entitles to .25% of equity, as well as .25% each year up to 1%
TendedBar Company Treasury	102,125.00	10.19%						
Total	1,002,500.00	100.00%						

Exhibit A

EXHIBIT 1.1

DEFINED TERMS

The following terms used in this Agreement shall have the following meanings:

"***Act***" has the meaning set forth in the Preliminary Statements.

"***Agreement***" has the meaning set forth in the preamble.

"***Affected Member***" has the meaning set forth in Section 9.4.

"***Affiliate***" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"***Assets***" has the meaning set forth in Section 4.1.

"***Available Cash***" means, at any date, the amount of the Company's cash on hand that the Manager reasonably determines is available for distribution to the Members after taking into account all debts, liabilities, and obligations of the Company, and any contingency reserves established by the Manager.

"***Board***" has the meaning set forth in Section 6.1.

"***Business***" has the meaning set forth in Section 4.1.

"***Certificate***" has the meaning set forth in Section 2.1.

"***Capital Account***" has the meaning set forth in Section 4.5(a).

"***Capital Contribution***" means any contribution to the capital of the Company by a Member in cash, property or services, or a binding obligation to contribute cash, property or services, whenever made.

"***Carrying Value***" means, with respect to any asset, the asset's adjusted basis for United States federal income tax purposes, except as follows:

(a)   The initial Carrying Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset on the date of the contribution.

(b)   The Carrying Values of all Company assets shall be adjusted to equal their respective gross fair market values as of the following times: (i) the acquisition of an additional interest in the Company after the date hereof by a new or existing Member in exchange for more than a *de minimis* Capital Contribution, if the

Exhibit 1.1

Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (ii) the grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing or a new Member acting in a "partner capacity," or in anticipation of becoming a "partner" (in each case within the meaning of Treasury Regulations Section 1.704-1(b)(2)(iv)*(d)*); (iii) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an interest in the Company, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)*(g)*; (v) immediately prior to a distribution pursuant to Section 5.2, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and (vi) such other times as the Manager shall reasonably determine to be necessary or advisable.

(c)   The Carrying Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution.

(d)   The Carrying Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)*; provided, however, that Carrying Values shall not be adjusted pursuant to this subparagraph (d) to the extent that the Manager determines that an adjustment pursuant to subparagraph (b) of this definition of Carrying Value is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e)   With respect to any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of Depreciation rather than any other depreciation, amortization or other cost recovery method.

"***Change of Control***" means: (a) the sale of all or substantially all of the consolidated assets of the Company to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the then current Majority-In-Interest of the Members to designate or appoint the Manager.

"***Code***" means the Internal Revenue Code of 1986 or corresponding provisions of subsequent superseding federal revenue laws.

"***Common Units***" means the Common Units described in Exhibit 4.2.

"***Company***" has the meaning set forth in the preamble.

Exhibit 1.1

"**Company Minimum Gain**" has the meaning set forth for "partnership minimum gain" in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"**Contingency Event**" has the meaning set forth in Exhibit 4.2.

"**Conversion Ratio**" has the meaning set forth in Exhibit 4.2.

"**Conversion Rights**" has the meaning set forth in Exhibit 4.2.

"**Conversion Time**" has the meaning set forth in Exhibit 4.2.

"**Covered Person**" has the meaning set forth in Section 6.10(a).

"**Depreciation**" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such taxable year, except that if the Carrying Value of an asset of the Company differs from its adjusted basis for federal income tax purposes at the beginning of such taxable year, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset of the Company at the beginning of such taxable year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the Members.

"**Director**" has the meaning set forth in Section 6.1.

"**Disability Event**" means the inability of a Member to engage in any substantially gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code and shall be determined by the Manager on the basis of such medical evidence as the Manager deems warranted under the circumstances.

"**Dispute**" has the meaning set forth in Section 11.2.

"**Drag-along Member**" has the meaning set forth in Section 9.2(a).

"**Drag-along Notice**" has the meaning set forth in Section 9.2(c).

"**Drag-along Sale**" has the meaning set forth in Section 9.2(a).

"**Dragging Member**" has the meaning set forth in Section 9.2(a).

"**Effective Date**" has the meaning set forth in the preamble.

"**Estate Planning Entity**" means, with respect to a Member, any trust or other entity created during an individual's life that is controlled by or for the benefit of such Member or a member of such Member's family or charity, in each case established for estate planning purposes, such as a living trust, limited partnership or limited liability company.

Exhibit 1.1

"*Founder*" means James Perkins.

"*Fully Diluted Basis*" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"*Majority-In-Interest of the Members*" means Member(s) having 50.1% of the Units of all Members.

"*Manager*" means the Board.

"*Mandatory Conversion Time*" has the meaning set forth in Exhibit 4.2.

"*Member*" means: (a) each Person identified on Exhibit A as of the Effective Date and who has executed this Agreement or a counterpart thereof; and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Act) of the Company.

"*Membership Interest*" means the entire ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled under this Agreement and, subject to any and all overriding provisions of this Agreement, the Act.

"*Member Nonrecourse Deductions*" has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulations Section 1.704-2(i).

"*Member Nonrecourse Debt*" has the meaning set forth for "partner nonrecourse debt" in Treasury Regulations Section 1.704-2(b)(4).

"*Member Nonrecourse Debt Minimum Gain*" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(2) (determined by substituting "Member" for "partner").

"*Net Profits*" and "*Net Losses*" mean, for each taxable year of the Company (or other period for which Net Profits or Net Losses must be computed), the Company's taxable income or loss determined in accordance with Section 703(a) of the Code, with the following adjustments:

(a)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(b)   gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes will be computed

Exhibit 1.1

by reference to the Carrying Value of the property, notwithstanding that the adjusted tax basis of the property differs from its Carrying Value;

(c)   in lieu of depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account Depreciation for the taxable year or other period;

(d)   if the Carrying Value of any Company asset is adjusted pursuant to the definition of Carrying Value, the amount of such adjustment will be taken into account as gain or loss from disposition of the asset for purposes of computing Net Profits or Net Losses;

(e)   any items that are specially allocated pursuant to Section 5.1(b) shall not be taken into account in computing Net Profits or Net Losses;

(f)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)* to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g)   any expenditure of the Company described in Section 705(a)(2)(B) of the Code (or treated as such under Treasury Regulations Section 1.704-1(b)(2)(iv)(*i*)) and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be deducted from such taxable income or loss.

"***New Equity Securities***" shall mean any authorized but unissued Units and any Unit Equivalents convertible into Units, exchangeable or exercisable for Units, or providing a right to subscribe for, purchase or acquire Units; provided that, this shall include Units or Unit Equivalents issued or sold by the Company in connection with: (a) a grant to any existing or prospective manager, officer or other service providers pursuant to any incentive plan or other compensation agreement; (b) the conversion or exchange of any securities of the Company into Units, or the exercise of any warrants or other rights to acquire Units; (c) any acquisition by the Company of any equity interests, assets, properties or business of any Person; (d) any merger, consolidation or other business combination involving the Company; (e) the commencement of any public offering or any transaction or series of related transactions involving a Change of Control; (f) a joint venture, strategic alliance or other commercial relationship with any Person (including Persons that are customers, suppliers and strategic partners of the Company) relating to the operation of the Company's business and not for the primary purpose of raising equity capital; or (g) any office lease or equipment lease or similar equipment financing transaction in which the Company obtains from a lessor or vendor the use of such office space or equipment for its business.

"***Nonrecourse Deductions***" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

Exhibit 1.1

"***Original Issue Date***" has the meaning set forth in <u>Exhibit 4.2</u>.

"***Person***" means any natural person or any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or other association, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so admits.

"***Qualified Public Offering***" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Units (or common stock of the Company or an IPO Entity) having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $10,000,000, following which at least 10% of the total Units (or common stock of the Company or an IPO Entity) on a Fully Diluted Basis shall have been sold to the public and shall be listed on any national securities exchange or quoted on the NASDAQ Stock Market System.

"***Requisite Holders***" means the holders of at least a majority of the outstanding Series Seed Preferred Units (voting as a single class on an as-converted basis).

"***Rules***" has the meaning set forth in <u>Section 11.2</u>.

"***Securities Act***" means the U.S. Securities Act of 1933, as amended.

"***Series Seed Preferred Units***" means the Series Seed Preferred Units described in <u>Exhibit 4.2</u>.

"***Tax Matters Member***" has the meaning set forth in <u>Section 8.4(a)</u>.

"***Third Party Purchaser***" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Units (or applicable Unit Equivalents), (b) is not a permitted transferee of any Person who directly or indirectly owns or has the right to acquire any Units (or applicable Unit Equivalents), or (c) is a publically traded entity.

"***Transfer***" has the meaning set forth in <u>Section 9.1(a)</u>.

"***Treasury Regulations***" means the regulations, including temporary regulations, promulgated by the United States Treasury Department under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***Unit***" means units of ownership in the Company, which shall evidence the membership interests (and shall quantify the voting rights) of the Members. Units are either "Series Seed Preferred Units" or "Common Units," and each Member's allocation of Series Seed Preferred Units and Common Units is listed opposite the name of such Member on <u>Exhibit A</u> attached hereto. "***Unit Equivalents***" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

Exhibit 1.1

EXHIBIT 4.2

UNITS

The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of Membership Interest of the Company.

A.   COMMON UNITS

     1.   General. The voting, dividend and liquidation rights of the holders of the Common Units are subject to and qualified by the rights, powers and privileges of the holders of the Series Seed Preferred Units set forth herein.

     2.   Voting. The holders of the Common Units are entitled to one vote for each Common Unit held at all meetings of Members (and written actions in lieu of meetings).

B.   SERIES SEED PREFERRED UNITS

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed Preferred Units. Unless otherwise indicated, references to "Sections" in this Part B of this Exhibit 4.2 refer to sections of this Part B.

     1.   Voting. On any matter presented to the Members of the Company for their action or consideration at any meeting of Members of the Company (or by written consent of Members in lieu of meeting), each holder of Series Seed Preferred Units shall be entitled to cast the number of votes equal to the number of Common Units into which the Series Seed Preferred Units held by such holder are convertible as of the record date for determining Members entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all Common Units into which Series Seed Preferred Units held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Agreement, holders of Series Seed Preferred Units shall vote together with the holders of Common Units as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Units, and shall be entitled, notwithstanding any provision hereof, to notice of any Members' meeting in accordance with this Agreement.

     2.   Conversion. The holders of the Series Seed Preferred Units shall have conversion rights as follows (the "***Conversion Rights***"):

     2.1   Right to Convert.

     2.1.1   Conversion Ratio.   Each Series Seed Preferred Unit shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable Common Units as is determined by the Conversion Ratio (as defined below). The "***Conversion Ratio***" shall initially equal 1:1 or one Series Seed Preferred Unit to one Common Unit and shall be subject to adjustment, from time to time, as provided below.

Exhibit 4.2

2.1.2   Termination of Conversion Rights. Subject to Section 2.3.1 in the case of a Contingency Event (as defined therein), in the event of a reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up of the Company, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred Units.

2.2   Fractional Units. No fractional Common Units shall be issued upon conversion of the Series Seed Preferred Units. In lieu of any fractional Units to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a Common Unit as determined in good faith by the Board. Whether or not fractional Common Units would be issuable upon such conversion shall be determined on the basis of the total number of Series Seed Preferred Units the holder is at the time converting into Common Units and the aggregate number of Common Units issuable upon such conversion.

2.3   Mechanics of Conversion.

2.3.1   Notice of Conversion. In order for a holder of Series Seed Preferred Units to voluntarily convert Series Seed Preferred Units into Common Units, such holder shall surrender the certificate or certificates, if any, for such Series Seed Preferred Units (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) (or, if such Series Seed Preferred Units are un-certificated, the notice shall contain a statement indicating how the Company shall amend Exhibit A hereto upon the applicable conversion), at the office of the transfer agent for the Series Seed Preferred Units (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the Series Seed Preferred Units represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "***Contingency Event***"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for Common Units to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the Common Units issuable upon conversion of the Series Seed Preferred Units represented by such certificate shall be deemed to be outstanding of record as of such time. The Company shall, as soon as practicable after the Conversion Time, (a) issue (if applicable) and deliver to such holder of Series Seed Preferred Units, or to such holder's nominees, a certificate or certificates for the number of Common Units issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the Series Seed Preferred Units represented by the surrendered certificate that were not converted into Common Units, or, if applicable, (or, if such Series Seed

Exhibit 4.2

Preferred Units are un-certificated, the Company shall amend <u>Exhibit A</u> hereto upon the applicable conversion), (b) pay in cash such amount as provided in Section 2.2 in lieu of any fraction of a Common Unit otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on Series Seed Preferred Units converted.

        2.3.2   <u>Reserved</u>.

        2.3.3   <u>Effect of Conversion</u>. All Series Seed Preferred Units that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such Units shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive Common Units in exchange therefor, to receive payment in lieu of any fraction of a Common Unit otherwise issuable upon such conversion as provided in Section 2.2 and to receive payment of any dividends declared but unpaid thereon. Any Series Seed Preferred Units so converted shall be retired and cancelled and may not be reissued.

        2.3.4   <u>No Further Adjustment</u>. Upon any conversion of Series Seed Preferred Units, no adjustment to the Conversion Ratio of the applicable series of Series Seed Preferred Units shall be made with respect to the converted Common Units for any declared but unpaid dividends on such series of Series Seed Preferred Units or on the Common Units delivered upon conversion.

        2.4   <u>Adjustment for Certain Dividends and Distributions</u>. In the event the Company at any time or from time to time after the Original Issue Date for the Series Seed Preferred Units shall make or issue, or fix a record date for the determination of holders of Common Units entitled to receive, a dividend or other distribution payable on the Common Units in additional Common Units, then and in each such event the Conversion Ratio for the Series Seed Preferred Units in effect immediately before such event shall concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate in order to ensure that the pro rata ownership of the Company by the holder of such Series Seed Preferred Units is not affected thereby. Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Ratio shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Ratio shall be adjusted pursuant to this Section 2.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such Series Seed Preferred Units simultaneously receive a dividend or other distribution of Common Units in a number equal to the number of Common Units that they would have received if all outstanding Series Seed Preferred Units had been converted into Common Units on the date of such event.

        2.5   <u>Adjustments for Other Dividends and Distributions</u>. In the event the Company at any time or from time to time after the Original Issue Date for the Series Seed Preferred Units shall make or issue, or fix a record date for the determination of holders of Common Units entitled to receive, a dividend or other distribution payable in securities of the Company (other than a distribution of Common Units in respect of outstanding Common Units), then and in each such event the holders of such Series Seed Preferred Units shall receive,

Exhibit 4.2

simultaneously with the distribution to the holders of Common Units, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding Series Seed Preferred Units had been converted into Common Units on the date of such event.

2.6   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for the Series Seed Preferred Units the Common Units issuable upon the conversion of such Series Seed Preferred Units is changed into the same or a different number of membership interests of any class or classes of membership interest of the Company, whether by recapitalization, reclassification, or otherwise (other than by a dividend, distribution, merger or consolidation covered by Sections 2.4, 2.5, or 2.7), then in any such event each holder of such Series Seed Preferred Units shall have the right thereafter to convert such Series Seed Preferred Units into the kind and amount of equity and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of Common Units into which such Series Seed Preferred Units could have been converted immediately prior to such recapitalization, reclassification or change.

2.7   Adjustment for Merger or Consolidation. If there shall occur any consolidation or merger involving the Company in which the Common Units (but not the Series Seed Preferred Units) are converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 2.4, 2.5 or 2.6), then, following any such consolidation or merger, provision shall be made that each Series Seed Preferred Unit shall thereafter be convertible, in lieu of the Common Unit into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of Common Units of the Company issuable upon conversion of Series Seed Preferred Units immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 2 with respect to the rights and interests thereafter of the holders of such Series Seed Preferred Units, to the end that the provisions set forth in this Section 2 (including provisions with respect to changes in and other adjustments of the Conversion Ratio of such Series Seed Preferred Units) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such Series Seed Preferred Units.

2.8   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio of the Series Seed Preferred Units pursuant to this Section 2, the Company, at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such Series Seed Preferred Units a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such Series Seed Preferred Units are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of any Series Seed Preferred Units (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Ratio of such Series Seed Preferred Units then in effect and (b) the number of Common Units and the amount, if any, of other

Exhibit 4.2

securities, cash or property which then would be received upon the conversion of such Series Seed Preferred Units.

2.9   Mandatory Conversion. Upon either (a) the closing of the sale of equity of the Company to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding Series Seed Preferred Units shall automatically be converted into Common Units, at the applicable ratio described in Section 2.1.1 as the same may be adjusted from time to time in accordance with this Section 2 and (ii) such Units may not be reissued by the Company.

2.10   Procedural Requirements. All holders of record of Series Seed Preferred Units shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such Series Seed Preferred Units pursuant to Section 2.10. Unless otherwise provided in this Agreement, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of Series Seed Preferred Units shall surrender such holder's certificate or certificates, if any, for all such Common Units (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company at the place designated in such notice, and shall thereafter receive certificates, if applicable, for the number of Common Units to which such holder is entitled pursuant to this Section 2, (or, if such Series Seed Preferred Units are un-certificated, the Company shall amend Exhibit A hereto upon the applicable conversion). If so required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Units converted pursuant to Section 2.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Units), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 2.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement), if applicable, for Series Seed Preferred Units, the Company shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of Common Units issuable on such conversion in accordance with the provisions hereof (or, if such Series Seed Preferred Units are un-certificated, the Company shall amend Exhibit A hereto upon the applicable conversion), together with cash as provided in Section 2.2 in lieu of any fraction of a Common Unit otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the Series Seed Preferred Units converted. Such converted Series Seed Preferred Units shall be retired and cancelled and may not be reissued, and the Company may thereafter take such appropriate action

Exhibit 4.2

(without the need for Member action) as may be necessary to reduce the authorized number of Series Seed Preferred Units (and the applicable series thereof) accordingly.

3.   **Dividends.** All dividends shall be declared pro rata on the Common Units and the Series Seed Preferred Units on a pari passu basis according to the number of Common Units held by such holders. For this purpose each holder of Series Seed Preferred Units is to be treated as holding the greatest whole number of Common Units then issuable upon conversion of all Series Seed Preferred Units held by such holder pursuant to Section 2.

4.   **Redeemed or Otherwise Acquired Units.** Any Series Seed Preferred Units that are redeemed or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Units following redemption.

5.   **Waiver.** Any of the rights, powers, privileges and other terms of the Series Seed Preferred Units set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series Seed Preferred Units by the affirmative written consent or vote of the holders of the Requisite Holders.

6.   **Notice of Record Date.** In the event:

(a)   the Company shall take a record of the holders of its Common Units (or other equity or securities at the time issuable upon conversion of the Series Seed Preferred Units) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any equity or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Company, any reclassification of the Common Units of the Company, or any consolidation, transfer, or merger of the Company; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will send or cause to be sent to the holders of the Series Seed Preferred Units a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Units (or such other equity or securities at the time issuable upon the conversion of the Series Seed Preferred Units) shall be entitled to exchange their Common Units (or such other equity or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per Unit and character of such exchange applicable to the Series Seed Preferred Units and the Common Units. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

Exhibit 4.2

7. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Exhibit 4.2 to be given to a holder of Series Seed Preferred Units shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication in compliance with the provisions of the Act, and shall be deemed sent upon such mailing or electronic transmission.

C. **SERIES SEED PREFERRED UNITS PROTECTIVE PROVISIONS**

1. Additional Rights. In the event that the Company issues securities in its next equity financing after the date hereof (the "*Series A Financing*") which (a) have rights, preferences or privileges that are more favorable than the terms of the Series Seed Preferred Units, such as price based anti-dilution protection, or (b) provides all such future investors other contractual terms, the Company shall provide substantially equivalent rights to the holders of Series Seed Preferred Units with respect to the Series Seed Preferred Units (with appropriate adjustment for economic terms or other contractual rights), subject to such Member's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Series A Financing (such documents referred to herein as the "*Next Financing Documents*"). Holders of Series Seed Preferred Units shall be designated "Major Investors" for all purposes in the Next Financing Documents to the extent such concept exists.

Exhibit 4.2

EXHIBIT 6.1

DIRECTORS

The following Person(s) are initially elected as Directors of the Board of the Company:

James Perkins

Exhibit 4.2

EXHIBIT 6.4

The following person(s) are elected as officers of the Company:

Name of Officer	Title
James Perkins	President and Chief Executive Officer

The President shall have the power and authority generally conferred upon a president of a corporation and such officer hereby is authorized and empowered to take, or cause to be taken, any actions as may be appropriate for a president of a corporation and to execute, file and deliver, or cause to be filed or delivered, for, in the name of and on behalf of the Company, all instruments, agreements and documents as may be appropriate for a president of a corporation.

Exhibit 6.4

<u>EXHIBIT 9.1</u>

NEW MEMBER'S CONSENT

The undersigned agrees to be bound as a Member by the terms of the Limited Liability Company Agreement of TendedBar LLC, a Delaware limited liability company, as if the undersigned was a signatory thereof.

____
(Signature)

Name: _________________________________

Date: __________________________________

Exhibit 9.1

EXHIBIT 9.1

**RIGHT OF FIRST REFUSAL
AND CO-SALE AGREEMENT**

THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**ROFR Agreement**") is made as of the __ day of October, 2018, by and among Tended Bar, LLC, a Delaware limited liability company (the "**Company**") and the Holders listed on Schedule A.

WHEREAS, each Holder is the beneficial owner of shares of Common Shares, or of options to purchase or convert to Common Shares;

WHEREAS, the Company, Tended Bar, LLC, a Delaware limited liability company, James Perkins, Justin Honeysuckle, and Joseph Kennett, referred to as the "**Holders**."

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, parties hereto hereby agree as follows:

1.   **Definitions.**   These definitions should only apply to this Exhibit 10.1 ROFR Agreement and not the Agreement. Except for the definitions, all terms, covenants, warranties, and obligations in the Agreement are incorporated herein and this should serve as an exhibit to the Agreement only.

1.1.   "**Affiliate**" means, with respect to any specified Holder, any other Holder who directly or indirectly, controls, is controlled by or is under common control with such Holder, including without limitation any general partner, managing member, manager, officer or director of such Holder, or any venture Common fund now or hereafter existing which is controlled by one or more general partners, managing members or managers of, or that shares the same management company or is under common control with, such Holder.

1.2.   "***Board***" means the Board of Directors of the Company (the "Board").

1.3.   "**Change of Control**" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)   any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company's securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (C) solely because the level of Ownership held by any Exchange Act Person (the "*Subject Person*") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control

Exhibit 9.1

would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii)   there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the Members of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii)   there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by Members of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv)   individuals who, on the date this ROFR Agreement is adopted by the Board, are members of the Board (the "*Incumbent Board*") cease for any reason to constitute at least a majority of the members of the Board; *provided, however,* that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing definition or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Shares Awards subject to such agreement; *provided, however,* that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

1.4.   "**Code**" means the Internal Revenue Code of 1986, as amended, as well as any applicable regulations and guidance thereunder.

1.5.   "**Common Shares**" means (a) shares of Common Units as defined in Exhibit 4.2, (b) Series Seed Preferred Units as defined in Exhibit 4.2; and (c) shares of Common Shares issued or issuable upon exercise or conversion, as applicable, of Shares options, warrants or other

Exhibit 9.1

convertible securities of the Company, in each case now owned or subsequently acquired by any Holder, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Common Shares held by a Holder (or any other calculation based thereon), all shares of Series Seed Preferred Units shall be deemed to have been converted into Common Shares at the then-applicable conversion ratio.

1.6. "**Company Notice**" means written notice from the Company notifying the selling Holders that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Shares with respect to any Proposed Holder Transfer.

1.7. "**Deemed Liquidation Event**" shall have the meaning given to such term in Article X of the Agreement.

1.8. "**Exchange Act Person**" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the Members of the Company in substantially the same proportions as their Ownership of Shares of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities.

1.9. "**Holders**" means the persons named on Exhibit A of the Agreement, each person to whom the rights of a Holder are assigned pursuant to Subsection 4, each person who hereafter becomes a signatory to this ROFR Agreement pursuant to Subsection 4.4 and any one of them, as the context may require.

1.10. "**Holder Notice**" means written notice from a Holder notifying the Company and the selling Holder that such Holder intends to exercise its Secondary Refusal Right as to a portion of the Transfer Shares with respect to any Proposed Holder Transfer.

1.11. "**Own**," "**Owned**," "**Owner**," "**Ownership**" A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

1.12. "**Proposed Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Shares (or any interest therein) proposed by any of the Holders (in each case, whether directly or indirectly (including by virtue of any transaction or series of transactions, whether by transfer, issuance or otherwise, that results in the holders of a majority of the voting

Exhibit 9.1

power of, or economic interests in, such Holder no longer owning or controlling a majority of the voting power of, or economic interests in, such Holder)).

1.13. "**Proposed Transfer Notice**" means written notice from a Holder setting forth the terms and conditions of a Proposed Holder Transfer.

1.14. "**Prospective Transferee**" means any person to whom a Holder proposes to make a Proposed Holder Transfer.

1.15. "**Right of Co-Sale**" means the right, but not an obligation, of a Holder to participate in a Proposed Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.16. "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Shares with respect to a Proposed Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.17. "**Secondary Notice**" means written notice from the Company notifying the non-selling Holders and the selling Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Shares with respect to any Proposed Holder Transfer.

1.18. "**Secondary Refusal Right**" means the right, but not an obligation, of each Holder to purchase up to its pro rata portion (based upon the total number of shares of Common Shares then held by all Holders) of any Transfer Shares not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.19. "**Transfer Shares**" means shares of Common Shares owned by a Holder, or issued to a Holder after the date hereof (including, without limitation, in connection with any Shares split, Shares dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Shares or Common Shares issued or issuable upon conversion of Preferred Shares.

1.20. "**Undersubscription Notice**" means written notice from a Holder notifying the Company and the selling Holder that such Holder intends to exercise its option to purchase all or any portion of the Transfer Shares not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2.   **Agreement among the Company and the Holders.**

2.1.   Right of First Refusal.

(a)   Grant. Subject to the terms of Section 3 below, each Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Shares that such Holder may propose to transfer in a Proposed Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

Exhibit 9.1

(b)   Notice. Each Holder proposing to make a Proposed Holder Transfer must deliver a Proposed Transfer Notice to the Company and each non-proposing Holder not later than forty-five (45) days prior to the consummation of such Proposed Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Holder Transfer and the identity of the Prospective Transferee. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Holder within thirty (30) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this ROFR Agreement and any other agreement by a Holder that contains a right of first refusal in favor of the Company with respect to any of such Holder's Common Shares, the Company acknowledges and agree that the terms of this ROFR Agreement shall control and the right of first refusal contained in such other agreement shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b).

(c)   Grant of Secondary Refusal Right to Holders. Subject to the terms of Section 4 below, each Holder hereby unconditionally and irrevocably grants to the other Holders a Secondary Refusal Right to purchase all or any portion of the Transfer Shares not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Shares subject to a Proposed Holder Transfer, the Company must deliver a Secondary Notice to the selling Holder and to each non-selling Holder to that effect no later than thirty (30) days after the selling Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Holder must deliver a Holder Notice to the selling Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d)   Undersubscription of Transfer Shares. If options to purchase have been exercised by the Company and the Holders with respect to some but not all of the Transfer Shares by the end of the 10-day period specified in the last sentence of Subsection 2.1(c)) (the "**Holder Notice Period**"), then the Company shall, immediately after the expiration of the Holder Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Holders who fully exercised their Secondary Refusal Right within the Holder Notice Period (the "**Exercising Holders**"). Each Exercising Holder shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Shares on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Holder must deliver an Undersubscription Notice to the selling Holder and the Company within ten (10) days after the expiration of the Holder Notice Period. In the event there are two or more such Exercising Holders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Holders pro rata based on the number of shares of Transfer Shares such Exercising Holders have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Shares that any such Exercising Holder has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Holders, the Company shall immediately notify all of the Exercising Holders and the selling Holder of that fact.

Exhibit 9.1

(e)   Consideration; Closing. If the consideration proposed to be paid for the Transfer Shares is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors, if such Board should exist, and as set forth in the Company Notice. If the Company or any Holder cannot for any reason pay for the Transfer Shares in the same form of non-cash consideration, the Company or such Holder may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors, if such Board should exist, and as set forth in the Company Notice, by first a Section 409A of the Code valuation, and if none exists, then by book value as determined by the readily accepted accounting standards at the time. The closing of the purchase of Transfer Shares by the Company and the Holders shall take place, and all payments from the Company and the Holders shall have been delivered to the selling Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Holder Transfer and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2.   Right of Co-Sale.

(a)   Exercise of Right. If any Transfer Shares subject to a Proposed Holder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Holder may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Holder Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice (provided that if a Holder wishes to sell Preferred Shares, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Shares into Common Shares). Each Holder who desires to exercise its Right of Co-Sale (each, a "**Participating Holder**") must give the selling Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Holder shall be deemed to have effectively exercised the Right of Co-Sale.

(b)   Shares Includable. Each Participating Holder may include in the Proposed Holder Transfer all or any part of such Participating Holder's Common Shares equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Shares subject to the Proposed Holder Transfer (excluding shares purchased by the Company or the Participating Holders pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Common Shares owned by such Participating Holder immediately before consummation of the Proposed Holder Transfer (including any shares that such Participating Holder has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Common Shares owned, in the aggregate, by all Participating Holders immediately prior to the consummation of the Proposed Holder Transfer (including any shares that all Participating Holders have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Shares held by the selling Holder. To the extent one or more of the Participating Holders exercise such right of participation in accordance with the terms and conditions set forth herein and the selling Holder is unable to negotiate with the buyer for an increase in the number of shares of Common Shares to be purchased thereby, the number of shares of Transfer Shares that the selling Holder may sell in the Proposed Holder Transfer shall be correspondingly reduced to allow the Participating Holders the ability to participate.

Exhibit 9.1

(c)   Purchase and Sale Agreement. The Participating Holders and the selling Holder agree that the terms and conditions of any Proposed Holder Transfer in accordance with Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Holders and the selling Holder further covenants and agrees to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

(d)   Allocation of Consideration.

(i)   Subject to Subsection 2.2(d)(ii)), the aggregate consideration payable to the Participating Holders and the selling Holder shall be allocated based on the number of shares of Common Shares sold to the Prospective Transferee by each Participating Holder and the selling Holder as provided in Subsection 2.2(b), provided that if a Participating Holder wishes to sell Preferred Shares, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Shares into Common Shares.

(ii)   In the event that the Proposed Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Holders and the selling Holder in accordance with Sections 2.1 and 2.2 of Article Fourth(B) of the Certificate of Incorporation as if (A) such transfer were a Deemed Liquidation Event, and (B) the Common Shares sold in accordance with the Purchase and Sale Agreement were the only Common Shares outstanding. In the event that a portion of the aggregate consideration payable to the Participating Holder(s) and selling Holder at a future date, is placed into escrow and/or is payable subject to contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not payable at a future date, not placed in escrow and not subject to any contingencies (the "**Initial Consideration**") shall be allocated in accordance with Sections 2.1 and 2.2 of Article Fourth(B) of the Certificate of Incorporation as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Holder(s) and selling Holder, whether upon release from escrow, satisfaction of contingencies or otherwise, shall be allocated in accordance with Sections 2.1 and 2.2 of Article Fourth(B) of the Certificate of Incorporation after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e)   Purchase by Selling Holder; Deliveries. Notwithstanding Subsection 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Holder or Holders or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Holders, no Holder may consummate the applicable Proposed Holder Transfer to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Holder purchases all securities subject to the Right of Co-Sale from such Participating Holder or Holders on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Holder to such Participating Holder or Holders shall be made in accordance with Subsection 2.2(d)(ii). In connection with such

Exhibit 9.1

purchase by the selling Holder, (i) such Participating Holder or Holders shall deliver to the selling Holder any Shares certificate or certificates, properly endorsed for transfer, representing the Common Shares being purchased by the selling Holder (or request that the Company effect such transfer in the name of the selling Holder) and (ii) the terms and conditions of such transfer shall be memorialized in, and governed by, a written agreement between the Participating Holder or Holders and such selling Holder with customary terms and provisions of such a transaction, and the Participating Holder and the selling Holder further covenant and agree to enter into such agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2. Any such shares transferred to the selling Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Shares pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Holder shall concurrently therewith remit or direct payment to each such Participating Holder the portion of the aggregate consideration to which each such Participating Holder is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

2.3.   Additional Compliance. If any Proposed Holder Transfer is not consummated within sixty (60) days after receipt of the Proposed Transfer Notice by the Company, the Holders proposing the Proposed Holder Transfer may not sell any Transfer Shares unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Holder hereunder shall not adversely affect its right to participate in any other sales of Transfer Shares subject to this Section 2.

2.4.   Effect of Failure to Comply.

(a)   Transfer Void; Equitable Relief. Any Proposed Holder Transfer not made in compliance with the requirements of this ROFR Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this ROFR Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Shares not made in strict compliance with this ROFR Agreement).

(b)   Violation of First Refusal Right. If any Holder becomes obligated to sell any Transfer Shares to the Company or any Holder under this ROFR Agreement and fails to deliver such Transfer Shares in accordance with the terms of this ROFR Agreement, the Company and/or such Holder may, at its option, in addition to all other remedies it may have, send to such Holder the purchase price for such Transfer Shares as is herein specified and transfer to the name of the Company or such Holder (or request that the Company effect such transfer in the name of an Holder) on the Company's books any certificates, instruments, or book entry representing the Transfer Shares to be sold.

(c)   Violation of Co-Sale Right. If any Holder purports to sell any Transfer Shares in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Holder who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as

Exhibit 9.1

may be available by law, in equity or hereunder, require such Holder to purchase from such Holder the type and number of shares of Common Shares that such Holder would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection2.2. The sale will be made on the same terms, including, without limitation, as provided in Subsection 2.2(d)(i) and Subsection 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Holder learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Subsection 2.2. Such Holder shall also reimburse each other Holder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Holder's rights under Subsection 2.2.

3.   **Exempt Transfers.**

        3.1.   Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply: (a) in the case of a Holder that is an entity, upon a transfer by such Holder to its Members, members, partners or other equity holders, (b) to a repurchase of Transfer Shares from a Holder by the Company at a price no greater than that originally paid by such Holder for such Transfer Shares and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, if such Board should exist, or (c) in the case of a Holder that is a natural person, upon a transfer of Transfer Shares by such Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Holder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other relative approved by the Board of Directors, if such Board should exist, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Holder or any such family members; provided that in the case of clauses (a) or (c), the Holder shall deliver prior written notice to the Holders of such gift or transfer and such shares of Transfer Shares shall at all times remain subject to the terms and restrictions set forth in this ROFR Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this ROFR Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this ROFR Agreement as a Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Holder with respect to Proposed Holder Transfers of such Transfer Shares pursuant to Section 2; and provided, further, in the case of any transfer pursuant to clause (a) or (c) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

        3.2.   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Shares (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "Public Offering"), or (b) pursuant to a Deemed Liquidation Event.

Exhibit 9.1

4.   **Assignment of Rights.**

4.1.   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.2.   Any successor or permitted assignee of any Holder, including any Prospective Transferee who purchases shares of Transfer Shares in accordance with the terms hereof, shall deliver to the Company and the Holders, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

4.3.   Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

4.4.   Additional Holders. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Common Shares after the date hereof, as a condition to the issuance of such shares to a person who is not already a party to this ROFR Agreement, and thereby the Agreement, the Company shall require that any purchaser of such shares of Common Shares become a party to this ROFR Agreement, and thereby the Agreement, by executing and delivering an additional counterpart signature page to this ROFR Agreement, and thereby the Agreement, and thereafter shall be deemed a "Holder" for all purposes hereunder.

5.   **Miscellaneous.** Article XI of the Agreement shall be referenced, govern this ROFR Agreement and be incorporated herein.

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

TENDEDBAR, LLC: **JAMES PERKINS:**

_____   _____

JAMES PERKINS, MANAGER

JOSEPH KENNETT: **JUSTIN HONEYSUCKLE:**

_____   _____

Exhibit 9.1

EXHIBIT H
Webinar Transcript

Brett:	All right. Hello, everybody. This is Brett Andrews of MicroVentures. Thanks for joining us today. Today, we'll be hearing from a company whose mission is to change the way we purchase and are served alcoholic beverages through an automated dispensing system.
Brett:	Our presenters today will be Jay Perkins and Justin Honeysuckle, co-founders of TendedBar. Jay is the president and CEO of the company, while Justin serves as the vice president COO. How are you guys doing?
Justin:	Hey, we're good. We're good. Thank you, Brett.
Jay:	Doing great, thank you, sir.
Brett:	Great. So today, Jay and Justin are going to run through their pitch deck. Should take about 10 minutes or so. During the presentation, we encourage you guys to send in questions. If you go over to your Go To Webinar control panel, there's several tabs. One's titled questions. If you click there, you should see a window where you can submit them. Feel free to submit during the presentation. It won't interrupt them. They'll just come to me. When we're finished with the deck, I'll go into a Q&A and cover the questions that are submitted and field any others that people may have. So with that, Jay, Justin, I'll let you guys take it from here and introduce everyone to TendedBar.
Justin:	Hey, guys. Thanks all for joining us. This is Justin Honeysuckle with TendedBar. We're going to start this off by really walking you through an overview of what we're trying to do and what we're trying to bring to the market.
Justin:	TendedBar itself was created back in 2014 by Jay, who's not only my partner but happens to be my brother as well. Jay started off with this idea of taking the simple bartender and replacing it with an automated machine. This is an idea that I think has been done time and time again, not just in this industry but in all industries. And we looked for a better way to dispense alcohol more efficiently in the workplace.
Justin:	That originally thought process was kind of based back in the back of the house unit for a regular bar at anything from your local chain restaurant to Joe's Bar down the street. And after really taking that approach, we've really kind of turned face and realized, you know what? That bartender is not who we're trying to replace. Joe, the bartender at your local pub, is gonna to be there cause he needs to be there. He serves more of a purpose than just serving alcohol.
Justin:	But there's a lot of venues that really don't need Joe the bartender to have that personal experience. We're really focused on another reason to be there, whether it's a sports stadium, whether it's a concert venue. Those are the venues where you just want your drink. You want to have a good quality cocktail. You want to get it fast so you can go back and see the event you paid to see.
Justin:	So that's what our real focus is. It's how do we reduce that time in line? How do we reduce the over pours and the under pours? Make sure you have a quality cocktail in seconds. So once again, just to kind of harp on the problem that that is. Right now at our

venue of choice, we're starting off in in Jacksonville, they're paying bartenders 15 dollars an hour. That 15 dollars an hour is for a temporary bartender, not a person that works every day or anything like that, and you never know what you're getting, 'cause they are temps. Sometimes they show up, sometimes they don't. That's a huge problem for our venue, 'cause they don't know the quality of person they're hiring. With something like TendedBar, that is immediately eliminated, as well as the fact that as a consumer, you don't have to tip that bartender, 'cause it's just a machine at this point, so you're gonna save money there. And you're gonna get drinks in just a couple seconds instead of having to wait in that big long line.

Justin: Other avenues that the venue has right now is advertising. They look at an advertising platform of, "Hey, I've got this company signed up." Let's just say Lexus of Jacksonville signed up for annual pass, but is that for the rodeo this week, is that for the hockey game next week, is that for the basketball game the next week? Well they don't know, they just... They're broadcasting to all those people. TendedBar's advertising platform will let you say, "Hey, you know what, I've got a tobacco brand that wants to advertise at the rodeo, I've got a sports apparel brand that wants to advertise at the hockey games." And really take that to a next level of marketing concept as well.

Justin: To go over the main benefits of TendedBar, it pours a drink in three seconds. And that's a mixed cocktail. Actually, the more mixers we have in a cocktail, the faster it pours, as well as, we do offer beer and wine. So all of those are gonna be able to be served at one TendedBar kiosk, not separate kiosks. And it's not just going to pour those drinks for you but it's also gonna know what you drink, how many you drink, how often you drink, and that right there is gonna allow us to basically have a secure system to know that if the venue wants to limit control to two drinks per person per fifteen minutes, we can actually do that. There's no way to do that now. You go to one bartender, have a shot over here, then maybe go to another one, you can walk down the hall and get another shot somewhere else. Right now, there's no way to track that other than, hopefully, somebody realizing that you're beating their system. We allow somebody to do that.

Justin: We obviously reduced [inaudible 00:05:27] significantly. The shrink, which is the over pours, the under pours, the spillage, all that is totally pretty much eliminated. And then theft. Stealing from our machines is a lot harder to steal from, and [inaudible 00:05:42] back of the bar by a consumer, or the bartender giving you a little more drink than originally allotted or you were supposed to have.

Justin: Sales data. [inaudible 00:05:52] who, what, where, when, how many drinks were served to each consumer. And that's not just valuable from the safety standpoint, it's also valuable from the vendors standpoint, whether it be Grey Goose or Tito's or a Jack Daniel's. Who's drinking what? I mean, how many drinks am I selling of this or that compared to this one? And who actually are drinking that cocktail? And then the advertising potential with future app integrations, the onscreen integration as well as the outside of the machine itself. And then the things like the wristbands that identify your age as well as your ID reader.

Justin:	So our current project is for Jacksonville Veterans Memorial Arena in downtown Jacksonville Florida. Capacity at 15,000 people. They've got a minor league hockey team, arena football league, a minor league basketball league, as well as all the large concerts that are in downtown Jacksonville. About 114 have been scheduled for next year, including March Madness, which is our ultimate goal to get this up and running for March Madness at the end of March. Our main system we're gonna put in there is gonna have four screens and a beer wall. And that positioning of this machine is gonna be right at the main corridor, so as soon as you enter this arena you're gonna go up a large escalator that's gonna take you to the main corridor, and now you're gonna go to your seats from that point. We're actually gonna be placed right at the top of that escalator, so the majority of the patrons coming into the arena will actually walk by our bar upon entrance. The way our contract is set up is we're gonna get 20% of all the gross revenue sold through TendedBar. But we're also gonna maintain advertising rights to the machine and any data rights with any data we collect.
Justin:	So advertising rights. Touched on it briefly before, but you're gonna have an onscreen video that's obviously gonna have a captive audience for a certain period of seconds. Takes you 15 seconds to order a drink, [inaudible 00:08:02] captive for 15 seconds, 30 seconds, et cetera. This actually has several areas of advertising on it that are passive and overt, so we've got, ya know, maybe a title main sponsor, like that Lexus brand in the bottom right hand corner. But then we're also gonna have potential to have every drink that gets poured is gonna be another set of advertising. So if you order a Jack and Coke, there's gonna be a digital Jack Daniel's bottle being poured on your drink screen. Jack Daniel's is gonna have the opportunity to make that a Jack Daniel's label instead of just saying "Jack Daniel's." Well, they're gonna pay for that label. Grey Goose is gonna see a Grey Goose label on their bottle, and they're gonna pay for that label. So every time somebody pours a drink, there's another avenue for more advertising options, as well as the kiosk itself is gonna have a title sponsor and wraps around the machine as well as digital screens that are gonna be more passive screens, so they're just people walking by are gonna see those. Those will be able to be changed per night throughout the night as well.
Justin:	After that we'll also have wristband advertising, so it could be, you know, your local lawyer office on your wristband, it could be Uber, Lyft, all those things. But advertising revenue really comes into play too when the app's integrated and people can sit there and have push notifications saying, "Hey, saw you had four drinks at TendedBar tonight. Here's your two dollars off your Lyft ride for your way home so you can arrive safely."
Justin:	But data revenue, which is something that is wanted throughout the market place. Who drinks what, how many drinks does somebody have when they go to an event? It really helps people not only sell more seats from the venue but also the vendors of the venue know what kind of market that's drinking their product. And this is something that's very rare out there right now and that a lot of companies and venues are actually trying to figure out how they can monetize and how they can take their marketing to the next level and this data lets them do that.

Justin: Some case studies we've had in the past, we did Superfest at EverBank Field in Jacksonville, Florida, where we had our two screen system outside of the stadium on your entrance. At that time we had one period of time where we served 19 double cocktails in less than four minutes to 19 different people. That shows you how fast we can really move people through a line.

Justin: Some other miscellaneous case studies we've done in different... Basically in the Nashville area for private events. And having a little difficulty with these last two screens, but I think the base of these screens were mine and Jay's background. By trade I'm a designer, engineer, interior architect, and that's where my [inaudible 00:11:02] have come from, and I've been around the hospitality industry basically my whole life since I was a young child, and Jay is an engineer, [crosstalk 00:11:08] tell a little bit more about his background.

Jay: Yeah, I am an electrical and computer engineer from Purdue, so that original inventor of this. Been doing this since I was in school at Purdue, and my background is in industrial automation. I've been around it my whole life and that's really what we've built this upon is a mixture between my background and Justin's background, and utilizing the industrial automation as well as the merger with the hospitality industry. So that's kind of where we both met in the middle. And then I think the next slide is our advisory, and just our team that we have with us.

Jay: [crosstalk 00:12:06] let you pull it up.

Brett: Yeah, I don't know what's happening, but I think people can find it on the offering page if you wanna see the final slide or two that shows the advising team. It is pretty impressive. I just wanna... We had a couple people join late, I wanna remind folks who just joined the webinar, you can ask questions over on the control panel side where it has the questions button, just submit them there. We've already got a couple coming in. Oh, looks like you may have gotten it? Those are the early slides.

Brett: So, one of the things just to kinda kick it off. You mention... Those case studies are really impressive when you're calculating peak serving times. Do you guys have any idea what the comparable... What the difference is, I know you said three seconds for you to pour a mixed cocktail, do you know what the difference is compared to a current bartender? What's the difference in timeframe, I guess?

Justin: [crosstalk 00:13:07] Yeah, the research we've done personally to date, we've got an average of nine to 12 minutes if you're the fourth person in line to get the cocktail. That's how long it's gonna take you to get to the front of the line, I believe. So that's [crosstalk 00:13:19].

Jay: And that's pouring the drink, and processing the payment, and often times the processing the payment is the time. It takes even longer than actually pouring the drink, so we've kinda brought it all together into one to get rid of that time.

Brett:	Yeah, and you guys showed that you did, what was it, 19 in under four minutes? So that's a massive difference.
Jay:	Yeah.
Justin:	Totally.
Brett:	Okay, so we've got a question here on the Jacksonville arena. What milestones do you guys have to push through in order to get a successful setup for March Madness and what issues are you encountering in order to get that in by that time?
Justin:	At this point, we've already started the manufacturing of the machines at that point, so that was kind of our big hurdle to make sure that, hey, our crowdfunding was gonna be a success. It looks to date that we've hit our numbers that we needed to make that a success and we're only growing that number from there. That was where we went from our original max of 107,000 up to the 500. So that was our first milestone to get started. That process has already begun on our end, so really as far as getting to that point, we look like we should have. The only thing right now that I'd say standing in the way of that successful launch date would be integration into the POS system and having that POS system finalized in time. Because a little of that has to do with the back end engineering side that has to be done simultaneously with that. Other than that, Jay, I can't see any reason why we can't hit that date.
Jay:	Yeah, truthfully, you're right. It's really just a matter of things falling into place, and that is our goal. It's not a firm deadline, but it is what we're shooting for to be able to get in there by then.
Brett:	Okay, [crosstalk 00:15:37].
Justin:	[crosstalk 00:15:37] we wanna make sure we have... We put our best foot forward, and we're not gonna throw a product out there that's not up to our standards just to get it out there for this event. There's gonna be a lot more events in the future and as long as we do what we say we can do and we show up, I think we're gonna be fine going forward.
Brett:	I think that makes sense. What is the overhead that is required on behalf of the venue? Do they have to dedicate a person to this, or is Tender Bar providing anybody, or is it really sort of operate completely on its own?
Justin:	They will have a person working at a POS station, and they will also have a security personnel working at the stanchions. So, the POS station will be just your standard person ringing up a consumer for popcorn, but realize instead of having six bartenders, you're gonna have basically six automated bartenders right behind, pouring at a massive rate. And then you'll have a separate security person standing outside of the stanchions. Now, that's 'cause when you go through and get your wristbands initially, you're gonna get banded, they're gonna check your ID, they're gonna scan your card to run your bar tab, which is then connected to your wristband. From that point on, you don't have to

go to the POS station again. The point-of-sale terminal is now a thing of the past in your world. You get to go through basically a fast pass line. So that will be past the onsite security which will be run by the venue. So they're gonna do obvious sobriety checks to make sure nobody's falling over in line, you know, have still that human element of ensuring safety of the patrons, as well as making sure your wristband's secured and things like that, make sure if there's any question that you might be under 21 they can recheck your ID right there. And that's on the venue.

Jay: [crosstalk 00:17:39]. In addition to those two positions, they will also... The venue is responsible for stocking the machine. By doing that, I mean they stock just like they stock their normal bars, so they're buying their liquor the same way they've been buying it for the last however many years, and they actually will not have to stock the machine during the event, they can do it before the event. And as we continue on in there, we have a longer and longer track record, they'll be able to stock it smarter. So they'll know based on certain types of events the menus that they'll most likely be selling to. As Justin touched on earlier, you may or may not have the same audience at a rodeo as you would at a arena football game, so they'll be able to stock it according to type of event. But the venue will be responsible for handling all the actual alcohol.

Brett: Okay, that was gonna be my next question, so that's nice. So I have a couple questions on different venues, but first on the Jacksonville venue, are there other bars in the arena? I'm assuming there are. I think this question's probably trying to get at what the competition is within the arena. I mean, what does the layout look like there?

Justin: Yes, there are other bars in the arena. We will be at the forefront of all of them, right out the main corridor in the main concourse of bars. The eventual goal would be obviously to take over the entire arena. At this point, it is basically a shared effort to say, "Hey, we're gonna start here, we're gonna get this going." You know, make sure it's everything we say it's gonna be and move forward the same way. Now, the arena is run by a company called [Savor 00:19:30] of Jacksonville who's a division of SMG WorldWide. SMG WorldWide has 75 other arenas just like our arena in Jacksonville. They also have I think 115 convention centers and 13 football stadiums. And a number of actual minor league baseball stadiums, including the one right across the street from this arena. So they really would like to make this as autonomous as possible. So the goal would be to transition those other bar locations into automated TendedBars in due time.

Brett: So though, another question I was gonna ask was about other venues that you have in the works, so I think that sort of addresses that, so... And that kind of leads to another question on rollout. So, as far as I understand, the business model is, is TendedBar the company will be provided the equipment to the... You walk through the somewhat from the deck, and I don't know if this is the same case for all of the venues or if it's just the one in Jacksonville, but you'll own and operate the machine, they'll be required to stock it with the alcohol, and then you get 20% of the revenue that goes through it, is that what you would expect the business model to remain as you rollout to all the other venues that this company owns?

Justin: As far as venues, yes. We definitely expect it to be TendedBar is gonna retain ownership of all these large machines. That insures A, that our technology and things like that, it helps us to remain proprietary and unique to us so it's not an open case where somebody can buy one and you know, dissect our machine and take it off and figure out how we did everything. But it also gives us reoccurring revenue for the long-term. 'Cause we really see this, you know, yes the bars are not made with what I would call [chancey 00:21:26] automation parts. They're really high-level automation. And that's something I'll let Jay touch on in just a minute, but the reason for doing that is because if this bar goes down in the main half-time of a show, everybody loses a lot of money. So we can't afford for that to happen.

Justin: At that same point, well, we didn't wanna just sell this high-end machine and then not have our hands on it to maintain service, maintain quality and production. We thought it'd be better if, hey, we own the machines, we provide them up front for free to these venues, we get it back on the back end and we can keep getting that return on the back end. Longevity wise, I think as a company it makes much more sense, it keeps money coming in, keeps the quality up overall in our machines. [crosstalk 00:22:17] that's kind of our goal.

Jay: Just to touch on what Justin said, the models that you outline is exactly correct. What we'd like to do is build them, we maintain them, and then the venue can basically run and operate it on a day-to-day basis. We make sure that we're able to support it. But we decided that we're gonna bet on ourselves. We're gonna basically say, "We calculated out our ROI, we think that we're gonna do this, and based on that, we will make a lot more money in the long run if we maintain the ownership and basically lease it out to them on a usage basis."

Brett: Gotcha, so that makes sense. So how much does it cost to manufacture a machine?

Jay: The cost varies depending on all the different features within. The analogy is, hey, you can buy a Hyundai, you can buy a Mercedes, they're both cars but they're drastically different. The machines that we're doing now, they're essentially around 17 to 22,000 dollars a screen. And obviously, as we grow and continue on, our goal is to decrease that number and increase our output.

Brett: Yep, I'm sure that will go down in scale. So, you got a question here about competition. There are competitors in this industry for single serving, i.e., beer, wine, soda. Are there any platforms that serve a mixture of all in direct competition to you?

Justin: Not to our knowledge at this point. I mean, we definitely know the ones that serve beer, we know of a couple that do cocktails, and then the wine machines out there are pretty prevalent. At this point, we've yet to see any that do all three.

Brett: Okay. Let's see here. We've got a question about valuation on the 4.5. They wanted to understand your thoughts around that; how did you arrive at it?

Justin: Well, according to a, which we didn't really get to go over our advisor panel, but between a mixture of our advisors and our potential growth in the marketplace and what the market has to offer us. I mean, alcohol, this industry is a six billion dollar industry that we're dealing with here. And we're really disrupting that industry, and it's not something that is just maybe gonna make a little bit of a dent in it if takes off, it's something that's gonna make a huge dent in it. And not just the alcohol side of it. The marketing, advertising side of it. That's the side that there's almost... I'd really like to call it [inaudible 00:25:12] on our end because the growth potential in that is so great.

Justin: According to one of our technology advisors that deals with mass advertising, if you were to have an app, let's just say anything like a candy crush, really any kind of app, just a free app that you've got that five million user database from. Well that five million user database gives you a marketing marketplace that's worth about 100 million dollars. Overall, that would be our goal at one point is to get to that. And we think it's doable. And that's just for the app. That's not even for the rest of the machinery and everything else behind it. So, that was kind of the basis where it started and it was a mixture of seeing the potential, where we can go. Where we were now, having a contract with a venue, right now that is done, that's been doing alcohol sales is not new to the venue or anything like that, so we had some real numbers to go off of what our rates would be and revenue would be. Just going even par with the way they are now into the future. So, that was how that was developed.

Brett: Yeah, and I would say, clearly there's been a ton of development of the machinery itself, which is clearly an asset. And that leads into, we just got a question in about patent protection. Can you talk a bit about the status of that and kinda where you are, obviously not getting into any details about the secret sauce, but just what you're looking to do there?

Jay: Yeah, so we've [crosstalk 00:26:50].

Justin: [crosstalk 00:26:50] Go ahead, Jay.

Jay: In the past, we've filed for a utility patent, and it was patent pending. For us as a smaller company, it is harder for us to keep up with and maintain a utility patent with our ever changing technology. We don't wanna build a machine and then focus for several years on getting the patent on that machine and by the time it's granted the technology's advanced. I remember when I was in school, the first thing they told me was, "By the time you graduate, everything you learned will be mostly obsolete." So we've been focused on making sure that we stay ever changing to make sure that our product is the most cutting edge that we can have it. So our focus is to get it out there, and on the back end, focus on the patent side of it.

Brett: Yeah, I would imagine as you guys grow and get a little bit bigger and you've got machines that are out there operating, that'll be a little bit more of a focus, but I also think part of why it's smart that you are continuing to own the machines, at least for now, and you can always change that down the road, but keeping that proprietary intellectual property closer to the vest, I think, is smart, so. Can you talk a little bit about

the use of funds? I know, obviously because you're manufacturing these, this is gonna be a big chunk of where the money's going, but can you just talk a bit about that? I know you've gone... You mentioned earlier, I think [inaudible 00:28:39]. You went over your 107 max, so that's giving you a little more leeway to do some other things, but maybe just speak on the use of funds a little bit.

Justin: Totally. Obviously, biggest, most important thing right off the bat is carrying out the manufacturing on the machine, 100%. And that's something that we wanna make sure we knock out of the park. The good thing about getting a little bit more money is we can have a little bit more glitz and glam with that machine than we had if we just had the bare minimum. Now, when I say glitz and glam I meant, ya know, obviously you're gonna have a working machine, but the digital interface, maybe we'll put a little bit more extra money in that and making that just a little bit more advanced than we were before. And that's really an hourly thing. How much time we can spend and how much time our suppliers are gonna spend helping make that to the best level it can be.

Justin: On the other side of it, it's really marketing and getting this out there so it is successful. This first watch is gonna cost a lot of time, more than anything, and that time's gonna cost money. So, that's a mixture of obviously digital marketing, paper marketing, having people there at every event for the first, really probably the first six months. Just making sure that, you know, "Hey, this is TendedBar. Let me show you how to use it." It's gonna be extra people. Like anything, it's getting them to overcome something they've done the same way for, for really ever. The bartending experience, whether it's today or 30 years ago, hasn't really changed that much except for now you can use a credit card instead of cash. You know, really revolutionizing that. So it's gonna be a learning curve. Now the good thing is, with the younger generations have really accepted that learning curve, and I think there'll be a whole lot less trouble than something that would have been even five years ago. But it's still gonna take some time.

Justin: So, as far as the extra use of funds and that is... It's gonna go to really making sure that this first one goes off as good as we can make it, but it's also gonna help ramp up the next one, because our goal is to sit there and have this launch out, and we've got contacts we've been nurturing over the last couple years, that are ready for us to do this, they just didn't wanna be the first one. Luckily, SMG was a great partner to make that first one. They've been super accommodating and working with us and our timeline to date, but there's a bunch of bigger fish out there that are champing at the bit for the latest and greatest next thing.

Justin: And that's what that additional funds are gonna go to help maintaining those relationships, growing that, and hopefully getting that next account, whether it be a large football team, whether it be a basketball arena, anything like that, just to kinda keep that going. 'Cause really, once we have this first capital raise done and the machine in operation, we'll have real data saying, "Hey, look at what our machine's making, look at what it's bringing in in advertising revenue," and that makes us bankable. So it lets us go out to the next thing and say, "Hey, we've got X Stadium in Atlanta, Georgia, that want's TendedBar throughout, but it's gonna cost us 800,000 dollars to outfit the stadium." Well, right now, it's kinda tough for us to look at that and say, "Hey, bank,

take this on without proven data." Well we're gonna have that data now. And that's the only thing we've been lacking. So, our next stage... You know, this will help make that happen.

Brett: I think that's a good way to cap things off here. I agree with you, I think getting this big, I know you've done some tests already, some case studies. [inaudible 00:32:27] one operating full time in an arena will be a really big milestone for you guys. So, it's... 2019 should be an exciting year. I think that just about does it for the questions that we've got here and right about at that half hour mark, so do you guys have anything else you'd like to add, anything you wanna comment on, or I mean, I guess at the very least, wanna point them to the website or anywhere else? I'm gonna point them to the MicroVentures page here in a minute, but is there anything else you guys would like to comment on prior to us concluding the webinar?

Jay: Really, the biggest thing I wanna say is thank you. Thank you for listening, thank you for tuning in. Thank you for any sharing of what we've got that you've shown your friends and family and anyone else. We appreciate the support and, yeah, we're excited to hit the ground running.

Justin: Yeah, and thanks for tuning in guys. This is something that we've been working on for the last few years. We believe in it, we're putting our heart and soul into it, and somebody's gonna do this, whether it's TendedBar, whether it's somebody else, somebody's gonna make this happen, this isn't one of those things that, hey, this could be the next great widget, this is happening, it's happening all around us and everything. If you look at anything from a bank teller that was a staple in the 1980s and now you can go to an ATM and pretty much do all your banking right there, whether it's deposit checks, isn't much different. I mean, right now, you've been taking soda out of a soda machine, right now you're pouring liquor out of a liter bottle. Just like you would out of a soda bottle. That seems pretty crazy when you really put it into perspective, that you've got something that's worth 20 bucks a drink and you're free pouring it. There's no reason that it shouldn't be automated. If nothing else, just from the safety perspective. But definitely from the money perspective of the venue or, you know, as the bar itself, you're just throwing away products, and that's what we're gonna prevent from happening. And there's no reason that we can't be that company that's gonna take it to the next level.

Brett: Yeah, I think it's safe to say that automation is here to stay, whether we like it or not. Well, thanks everybody. Thanks Justin and Jay. If anybody has any more questions after we sign off, you can email me directly at brett@microventures.com, that's B-R-E-T-T at MicroVentures.com, or you can submit them through the website, and we'll either answer it or pass it along to Jay and Justin. There's a discussion forum on the bottom of the offering page for TendedBar where you can ask some questions if you've got anything additional. I know some people that will be listening to this are not live, it'll be after the recording goes out. Also, this offering for Tender Bar closes on December 11th, so of course, if you'd like to invest in TendedBar, you can visit the MicroVentures website. There's a big orange invest button up in the right hand corner. You can click that and it'll walk you through the process. And that's pretty much it, so thanks, thanks

Jay and Justin. Thanks everybody who joined live, and I guess everyone have a great day and great rest of the week.

Jay: All right, thank you.

Justin: Thanks, Brett.